MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE PERIOD ENDED SEPTEMBER 30, 2020

This Management Discussion and Analysis ("MD&A") should be read in conjunction with the condensed consolidated interim financial statements of Endeavour Silver Corp. ("Endeavour" or "the Company") for the three months and nine months ended September 30, 2020 and the related notes contained therein, which were prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). In addition, the following should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2019 and the related MD&A. The Company uses certain non-IFRS financial measures in this MD&A as described under "Non-IFRS Measures". Additional information relating to the Company, including the most recent Annual Information Form (the "Annual Information Form"), is available on SEDAR at www.sedar.com, and the Company's most recent annual report on Form 40-F has been filed with the U.S. Securities and Exchange Commission (the "SEC"). This MD&A contains "forward-looking statements" that are subject to risk factors set out in a cautionary note contained herein. All dollar amounts are expressed in United States ("U.S.") dollars and tabular amounts are expressed in thousands of U.S. dollars unless otherwise indicated. This MD&A is dated as of November 4, 2020 and all information contained is current as of November 4, 2020 unless otherwise stated.

Cautionary Note to U.S. Investors concerning Estimates of Mineral Reserves and Measured, Indicated and Inferred Mineral Resources:

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws.  The terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ materially from the definitions in SEC Industry Guide 7 under the U.S. Securities Act of 1933, as amended.

Under SEC Industry Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into SEC Industry Guide 7 reserves.  "The quantity and grade or quality of inferred mineral resources are estimated on the basis of limited geological evidence and sampling, and geological evidence is sufficient to imply but not verify geological and grade or quality continuity. Although it is reasonably expected that the majority of inferred mineral resources could be upgraded to indicated mineral resources with continued exploration, readers are cautioned not to assume that all or any part of indicated mineral resources will ever be converted into mineral reserves recognized under NI 43-101 or Industry Guide 7.  Under Canadian rules, inferred mineral resources must not be included in the economic analysis, production schedules, or estimated mine life in any publicly disclosed pre-feasibility or feasibility studies and can only be used in economic studies as provided under NI 43-101..Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures

Accordingly, information contained in this MD&A contains descriptions of the Company's mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the U.S. federal securities laws and the rules and regulations thereunder, including SEC Industry Guide 7.

609 Granville Street, Suite 1130, PO Box #10328, Vancouver, B.C., Canada V7Y 1G5 Phone: 604.685.9775 | Fax: 604.685.9744 | Toll Free: 1.877.685.9775 Email: info@edrsilver.com www.edrsilver.com

Forward-Looking Statements

This MD&A contains "forward-looking statements" within the meaning of the U.S. Securities Litigation Reform Act of 1995, as amended and "forward-looking information" within the meaning of applicable Canadian securities legislation.  Such forward-looking statements and information include, but are not limited to, statements regarding Endeavour's anticipated performance in 2020, including silver and gold production, financial results, timing and expenditures to develop new silver mines and mineralized zones, silver and gold grades and recoveries, cash costs per ounce, capital expenditures and sustaining capital and the impact of the COVID 19 pandemic on operations. Forward-looking statements are frequently characterized by words such as "plan", "expect", "forecast", "project", "intend", "believe", "anticipate", "outlook" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward- looking statements are based on the opinions and estimates of management at the dates the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.

The Company does not intend to, and does not assume any obligation to, update such forward-looking statements or information, other than as required by applicable law.  Forward-looking statements or information involve known and unknown risks, uncertainties and other factors and are based on assumptions that may cause the actual results, level of activity, performance or achievements of the Company and its operations to be materially different from those expressed or implied by such statements. Such factors and assumptions include, among others: the ultimate impact of the COVID 19 pandemic on operations and results, fluctuations in the prices of silver and gold, fluctuations in the currency markets (particularly the Mexican peso, Chilean peso, Canadian dollar and U.S. dollar); changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining (including, but not limited to environmental hazards, industrial accidents, unusual or unexpected geological conditions, pressures, cave-ins and flooding); inadequate insurance, or inability to obtain insurance; availability of and costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, diminishing quantities or grades of mineral reserves as properties are mined; the ability to successfully integrate acquisitions; risks in obtaining necessary licenses and permits, and challenges to the Company's title to properties; as well as those factors described under "Risk Factors" in the Company's Annual Information Form. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.

Qualified Person

The scientific and technical information contained in this MD&A relating to the Company's mines and mineral projects has been reviewed and approved by Godfrey Walton, M.Sc., P.Geo., President of Endeavour, a Qualified Person within the meaning of NI 43101.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	Page 2

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	Page 3

OPERATING HIGHLIGHTS

Three Months Ended September 30			Q3 2020 Highlights	Nine Months Ended September 30
2020	2019	% Change		2020	2019	% Change
			Production
942,274	948,547	(1%)	Silver ounces produced	2,396,478	3,079,224	(22%)
10,260	9,716	6%	Gold ounces produced	24,553	29,329	(16%)
932,837	938,572	(1%)	Payable silver ounces produced	2,373,246	3,028,383	(22%)
10,041	9,465	6%	Payable gold ounces produced	24,078	28,606	(16%)
1,763,074	1,725,827	2%	Silver equivalent ounces produced(1)	4,360,718	5,425,544	(20%)
3.69	11.51	(68%)	Cash costs per silver ounce(2)(3)	4.95	12.61	(61%)
13.53	19.33	(30%)	Total production costs per ounce(2)(4)	13.74	20.82	(34%)
17.48	21.53	(19%)	All-in sustaining costs per ounce(2)(5)	17.16	20.58	(17%)
206,324	234,196	(12%)	Processed tonnes	519,771	718,355	(28%)
112.37	106.76	5%	Direct production costs per tonne(2)(6)	107.68	108.97	(1%)
13.32	14.09	(5%)	Silver co-product cash costs(7)	11.91	13.87	(14%)
1,037	1,198	(13%)	Gold co-product cash costs(7)	1,117	1,213	(8%)
			Financial
35.6	27.6	29%	Revenue(11) ($ millions)	77.7	84.0	(8%)
741,262	835,045	(11%)	Silver ounces sold	2,041,601	3,004,495	(32%)
8,997	9,373	(4%)	Gold ounces sold	21,669	28,348	(24%)
25.08	17.52	43%	Realized silver price per ounce	19.40	15.88	22%
1,952	1,489	31%	Realized gold price per ounce	1,820	1,389	31%
0.5	(6.8)	107%	Net earnings (loss) ($ millions)	(18.8)	(30.2)	38%
6.3	(1.7)	467%	Mine operating earnings (loss) ($ millions)	6.5	(13.6)	148%
15.1	6.6	129%	Mine operating cash flow ($ millions)(8)	27.1	13.9	95%
10.3	2.1	397%	Operating cash flow before working capital changes(9)	7.2	(1.0)	805%
10.6	1.0	936%	Earnings before ITDA(10) ($ millions)	5.1	(6.3)	181%
53.8	49.4	9%	Working capital ($ millions)	53.8	49.4	9%
			Shareholders
0.00	(0.05)	100%	Earnings (loss) per share – basic	(0.13)	(0.23)	43%
0.07	0.02	250%	Operating cash flow before working capital changes per share(9)	0.05	(0.01)	600%
156,265,280	137,739,857	13%	Weighted average shares outstanding	148,673,768	133,788,084	11%

(1) Silver equivalents are calculated using an 80:1 ratio.

(2) The Company reports non-IFRS measures which include cash costs net of by-product revenue on a payable silver basis, total production costs per ounce, all-in sustaining costs per ounce, direct production costs per tonne, silver co-product cash costs and gold co-product cash costs in order to manage and evaluate operating performance at each of the Company's mines. These measures, some established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. These measures are reported on a production basis. See Reconciliations to IFRS beginning on page 19.

(3) Cash costs net of by-product revenue per payable silver ounce include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead, net of gold credits. See Reconciliation to IFRS on pages 20 & 21

(4) Total production costs per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, amortization, depletion and amortization at the operation sites net of by product revenues. See Reconciliation to IFRS on pages 20 & 21.

(5) All-in sustaining cost per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, corporate general and administration, on-site exploration, share-based compensation, reclamation and sustaining capital net of gold credits. See Reconciliation to IFRS on pages 21 & 22.

(6) Direct production costs per tonne include mining, processing (including smelting, refining, transportation and selling costs) and direct overhead at the operation sites. See Reconciliation to IFRS on pages 20 & 21

(7) Silver co-product cash cost and gold co-product cash cost include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead allocated on pro-rated basis of realized metal value.  See Reconciliation to IFRS on pages 23.

(8) Mine operating cash flow is calculated by adding back amortization, depletion, inventory write-downs and share-based compensation to mine operating earnings. Mine operating earnings and mine operating cash flow are before taxes. See Reconciliation to IFRS on page 19.

(9) See Reconciliation to IFRS on page 19 for the reconciliation of operating cash flow before working capital changes and for the operating cash flow before working capital changes per share.

(10) See Reconciliation of Earnings before interest, taxes, depreciation and amortization on pages 19 & 20.

(11) The Company changed its presentation of concentrate treatment and refining costs of sales to presenting as a reduction in revenue effective Q1 2020.  The prior period revenue has been reclassified.

The above highlights are key measures used by management, however they should not be the sole measures used in determining the performance of the Company's operations.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	Page 4

HISTORY AND STRATEGY

The Company is engaged in silver mining in Mexico and related activities including property acquisition, exploration, development, mineral extraction, processing, refining and reclamation.  The Company is also engaged in exploration activities in Chile.

Since 2002, the Company's business strategy has been to focus on acquiring advanced-stage silver mining properties in Mexico.  Mexico, despite its long and prolific history of metal production, appears to be relatively under-explored using modern exploration techniques and offers promising geological potential for precious metals exploration and production.

The Company's Guanaceví and Bolañitos mines acquired in 2004 and 2007, respectively, demonstrate its business model of acquiring fully built and permitted silver mines that were about to close for lack of ore.  By bringing the money and expertise needed to find new silver ore-bodies, the Company successfully re-opened and expanded these mines to develop their full potential.  The benefit of acquiring fully built and permitted mining and milling infrastructure is that, if new exploration efforts are successful, the mine development cycle from discovery to production only takes a matter of months instead of the several years normally required in the traditional mining business model.

In addition to operating the Guanaceví and Bolañitos mines, the Company commissioned the El Compas mine in March 2019.  The Company is advancing the Terronera development project and several exploration projects in order to achieve its goal to become a premier senior producer in the silver mining sector.

In 2012, the Company acquired the El Cubo silver-gold mine located in Guanajuato, Mexico, which operated until November 2019.

The Company has historically funded its acquisition, exploration and development activities through equity financings, debt facilities and convertible debentures.  In recent years, the Company has financed most of its acquisition, exploration, development and operating activities from production cash flows, treasury and equity financings. The Company may choose to undertake equity, debt, convertible debt or other financings, on an as-needed basis, in order to facilitate its growth.

On March 31, 2020, the Mexican government declared a national health emergency with extraordinary measures due to the COVID-19 pandemic. Numerous health precautions were decreed, including the suspension of non-essential businesses, with only essential services to remain open.  At March 31, 2020, mining did not qualify as an essential service so for the protection of the Company's staff, employees, contractors and communities, the Company suspended its three mining operations in Mexico as of April 1, 2020 as mandated by the Mexican government. The Company retained essential personnel at each mine site during the suspension period to maintain safety protocols, environmental monitoring, security measures and equipment maintenance. Essential personnel followed the Company's strict COVID-19 safety protocols and non-essential employees were sent home to self-isolate and stay healthy, while continuing to receive their base pay. The suspension of activities ceased in May 2020 as mining was declared an essential business.

The Company has implemented plans to minimize the risks of the COVID-19 virus, both to employees and to the business.  At each site, the Company is following government health protocols and is closely monitoring the pandemic with local health authorities.  The Company has posted health advisories to educate employees about the COVID-19 symptoms, best practices to avoid contracting and spreading the virus, and procedures to follow if symptoms are experienced.

As the COVID-19 global pandemic is dynamic and, given that the ultimate duration and severity of the pandemic remains uncertain, the impact on the Company's 2020 production and costs remain uncertain.  In Mexico, positive COVID-19 cases continue to rise at a significant rate and to date the infection rate has not declined. A local outbreak, an impediment to supply or market logistics or change in government health orders remains a significant risk.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	Page 5

The Company's long-term business could be significantly adversely affected by the effects the COVID-19 pandemic. The Company cannot accurately predict the impact COVID-19 will have on third parties' ability to meet their obligations with the Company, including due to uncertainties relating to the ultimate geographic spread of the virus, the severity of the disease, the duration of the outbreak, and the length of travel and quarantine restrictions imposed by governments of affected countries. In particular, the continued spread of COVID-19 globally could materially and adversely impact the Company's business including without limitation, employee health, limitations on travel, the availability of industry experts and personnel, on-going restrictions to mining and processing operations and drill programs, and other factors that will depend on future developments beyond the Company's control. In addition, the COVID 19 pandemic could adversely affect the economies and financial markets of many countries (including those in which the Company operates), resulting in an economic downturn that could negatively impact the Company's operating results and ability to raise capital. As of September 30, 2020, the Company held $44.9 million in cash and $53.8 million in working capital, however the COVID-19 global pandemic is dynamic and, given that COVID-19 virus cases continue to rise at a significant rate across Mexico and globally, any future restrictions could have a material effect on the Company's financial position. Management believes there is sufficient working capital to meet the Company's current obligations, however the ultimate duration and severity of the COVID pandemic remains uncertain and could impact the financial liquidity of the Company.

REVIEW OF OPERATING RESULTS

The Company operates the Guanaceví, Bolañitos and El Compas mine, the last of which attained commercial production in March 2019.  The Company suspended mining operations at the El Cubo mine on November 30, 2019 due to exhaustion of reserves.

Consolidated Production Results for the Three Months and Nine Months Ended September 30, 2020 and 2019

Three Months Ended September 30			CONSOLIDATED	Nine Months Ended September 30
2020	2019	% Change		2020	2019	% Change
206,324	234,196	(12%)	Ore tonnes processed	519,771	718,355	(28%)
162	144	13%	Average silver grade (gpt)	165	152	9%
87.6	87.6	0%	Silver recovery (%)	86.7	87.8	(1%)
942,274	948,547	(1%)	Total silver ounces produced	2,396,478	3,079,224	(22%)
932,837	938,572	(1%)	Payable silver ounces produced	2,373,246	3,028,383	(22%)
1.82	1.49	22%	Average gold grade (gpt)	1.72	1.48	16%
85.0	86.7	(2%)	Gold recovery (%)	85.2	85.6	(0%)
10,260	9,716	6%	Total gold ounces produced	24,553	29,329	(16%)
10,041	9,465	6%	Payable gold ounces produced	24,078	28,606	(16%)
1,763,074	1,725,827	2%	Silver equivalent ounces produced(1)	4,360,718	5,425,544	(20%)
3.69	11.51	(68%)	Cash costs per silver ounce(2)(3)	4.95	12.61	(61%)
13.53	19.33	(30%)	Total production costs per ounce(2)(4)	13.74	20.82	(34%)
17.48	21.53	(19%)	All in sustaining cost per ounce (2)(5)	17.16	20.58	(17%)
112.37	106.76	5%	Direct production costs per tonne(2)(6)	107.68	108.97	(1%)
13.32	14.09	(5%)	Silver co-product cash costs(7)	11.91	13.87	(14%)
1,037	1,198	(13%)	Gold co-product cash costs(7)	1,117	1,213	(8%)

(1) Silver equivalents are calculated using an 80:1 ratio.

(2) The Company reports non-IFRS measures which include cash costs net of by-product revenue on a payable silver basis, total production costs per ounce, all-in sustaining costs per ounce, direct production costs per tonne, silver co-product cash costs and gold co-product cash costs in order to manage and evaluate operating performance at each of the Company's mines. These measures, some established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. These measures are reported on a production basis. See Reconciliations to IFRS on page 19.

(3) Cash costs net of by-product revenue per payable silver ounce include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead, net of gold credits. See Reconciliation to IFRS on pages 20 & 21.

(4) Total production costs per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, amortization, depletion and amortization at the operation sites net of by product revenues. See Reconciliation to IFRS on pages 20 & 21.

(5) All-in sustaining costs per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, corporate general and administration, on-site exploration, share-based compensation, reclamation and sustaining capital net of gold credits. See Reconciliation to IFRS on pages 21 & 22.

(6) Direct production costs per tonne include mining, processing (including smelting, refining, transportation and selling costs) and direct overhead at the operation sites. See Reconciliation to IFRS on pages 20 & 21.

(7) Silver co-product cash cost and gold co-product cash cost include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead allocated on pro-rated basis of realized metal value.  See Reconciliation to IFRS on page 23.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	Page 6

(1) Silver equivalents are calculated using an 80:1 ratio.

Consolidated Production

Three months ended September 30, 2020 (compared to the three months ended September 30, 2019)

Consolidated silver production during Q3, 2020 was 942,274 ounces (oz), a decrease of 1% compared to 948,547 oz in Q3, 2019, and gold production was 10,260 oz, an increase of 6% compared to 9,716 oz in Q3, 2019.  Plant throughput was 206,324 tonnes at average grades of 162 grams per tonne (gpt) silver and 1.82 gpt gold, a throughput decrease of 12% compared to 234,196 tonnes grading 144 gpt silver and 1.49 gpt gold in Q3, 2019.  Consolidated silver production in Q3, 2020 was lower than Q3, 2019 due to the lower silver grades from the Bolañitos and El Compas mines, the November 2019 suspension of operations at the El Cubo mine, offset by a significant increase in silver grade ore at Guanaceví.  Consolidated gold production increased 6% due to higher throughputs and gold grade ore from the Bolañitos and Guanaceví mines, offset by lower grades from El Compas and the November 2019 suspension of the El Cubo operations.

Excluding El Cubo, Q3, 2020 production increased significantly due to the improved plant throughput and ore grades at Guanaceví.

Nine months ended September 30, 2020 (compared to the nine months ended September 30, 2019)

Consolidated silver production during 2020 was 2,396,478 ounces (oz), a decrease of 22% compared to 3,079,224 oz in 2019, and gold production was 24,553 oz, a decrease of 16% compared to 29,329 oz in 2019.  Plant throughput was 519,771 tonnes at average grades of 165 grams per tonne (gpt) silver and 1.72 gpt gold, a throughput decrease of 28% compared to 718,355 tonnes grading 152 gpt silver and 1.48 gpt gold in 2019.  Consolidated silver and gold production were lower than 2019 due to the suspension of mining activities in April and part of May due to the COVID-19 pandemic and the suspension of operations at the El Cubo mine, related to lack of ore in November 2019.

Excluding El Cubo, 2020 production was higher despite the suspension of activities. Improved performance at Guanaceví, a full nine months of production from El Compas, which declared commercial production in late March 2019, offset the lower silver production from Bolañitos.

Consolidated Operating Costs

Three months ended September 30, 2020 (compared to the three months ended September 30, 2019)

Direct production costs per tonne in Q3, 2020 increased 5%, to $112.37 compared with Q3, 2019 despite improved productivity at Guanaceví and Bolañitos and the depreciation of the Mexican Peso. Costs on a per tonne basis increased due to higher royalty and toll ore expenses at the Guanaceví operation and higher costs incurred at the El Compas operation.

Consolidated cash costs per oz, net of by-product credits (a non-IFRS measure and a standard of the Silver Institute) decreased 68% to $3.69. The higher ore grades, higher proportional gold production, and rising gold price, which increased 30% compared to the same period ended in 2019, were significant drivers in the lower cash cost per ounce net of by-product credits.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	Page 7

On a co-product cash costs basis silver cost per ounce improved compared to the Q3, 2019. Silver co-product cash costs fell 5% to $13.32 per ounce, while gold co-product costs fell 13% to $1,037 per ounce. The silver co-product cash cost improvement was primarily driven by higher grade ore processed at the Guanaceví operation. Gold co-product cash costs decreased more as gold ore grades increased 22%.

All-in sustaining costs (also a non-IFRS measure) decreased 19% to $17.48 per oz in Q3, 2020 as a result of lower operating costs offset by higher corporate general and administrative costs, increased brownfield expenditures and increased capital expenditures to accelerate mine development to improve daily mine output. General and administrative costs increased due to mark to market effects of deferred share units. Exploration expenditures increased compared to prior year at Guanaceví and Bolañitos to in-fill and extend recent discoveries. At El Compas, exploration expenditures increased to test regional targets to grow resources in the district to process at the El Compas plant.

A Company-wide review of operations in 2019 identified several deficiencies in the operating performance.  As a result, management initiated multiple remedial measures including changes of mine-site management and mining contractors, changes to shift and contractor supervision, renting used mining equipment, leasing new mining equipment and reducing the work force.

The goal of these remedial actions was to improve safety, reduce operating costs and generate free cash flow at current metal prices.  Management notes that the remedial actions have had a positive impact on mine operating performance with the benefit of these initiatives mostly realized.  The results of these improvements were moderated by the additional costs and inefficiencies from suspension and the re-start of mining activities in Q2, 2020 as well as increased health protocols and new government restrictions related to the COVID 19 global pandemic. Additionally, the increased precious metal prices increased royalty costs in Q3, 2020, muting the positive impact these initiatives have had on costs. At Guanaceví, the royalty costs increased $1.5 million compared to Q3, 2019.

Nine months ended September 30, 2020 (compared to the nine months ended September 30, 2019)

Direct production costs per tonne in 2020 decreased 1%, to $107.68 compared with 2019 due to improved productivity at the Guanaceví and Bolañitos operation, the depreciation of the Mexican Peso and the exclusion of the El Cubo operation, which suspended activities in Q4, 2019.  This was offset by the higher costs at the El Compas operation, and higher royalty costs and increased toll ore purchases at the Guanaceví operation.

Consolidated cash costs per oz, net of by-product credits (a non-IFRS measure and a standard of the Silver Institute) decreased 61% to $4.95 primarily due to lower operating costs per tonne, higher ore grades and higher realized gold price that increased the by-product credit compared to the same period in 2019.  All-in sustaining costs (also a non-IFRS measure) decreased 17% to $17.16 per oz in 2020 as a result of lower operating costs offset by higher corporate general and administrative costs and increased capital expenditures to accelerate mine development. General and administrative costs increased due to mark to market deferred share units.

On a co-product cash costs basis, both silver and gold cost per ounce improved compared to 2019. Silver co-product cash costs fell 14%, while gold co-product costs fell 8% to $11.91 per ounce and $1,117 per ounce respectively. The improvement was primarily driven by improved cost per tonne and the higher grade ore. Gold co-product costs improved more than silver co-product as gold grades improved 16%, compared to a 9% increase in silver ore grades.

The Company retained essential personnel at its operations during the suspension period to maintain safety protocols, environmental monitoring, security measures and day-to-day maintenance.  Non-essential employees were sent home to self-isolate and continued to receive their base pay.  $2.2 million of costs were incurred from April 1st until the May re-starts related to the suspension of operations and were allocated to care and maintenance expenses and excluded from mine operating costs or the corresponding metrics.

A Company-wide review of operations in 2019 identified several deficiencies in the operating performance.  As a result, management initiated multiple remedial measures including changes of mine-site management and mining contractors, changes to shift and contractor supervision, renting used mining equipment, leasing new mining equipment and reducing the work force.

The goal of these remedial actions was to improve safety, reduce operating costs and generate free cash flow at current metal prices.  Management notes that the remedial actions have had a positive impact on mine operating performance with the benefit of these initiatives mostly realized.  The results of these improvements were moderated by the additional costs and inefficiencies from suspension and the re-start of mining activities in Q2, 2020 as well as increased health protocols and new government restrictions related to the COVID 19 global pandemic. Additionally, the increased precious metal prices increased royalty costs in Q3, 2020, muting the positive impact these initiatives have had on costs.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	Page 8

GUANACEVÍ OPERATIONS

The Guanaceví operation is currently producing from three underground silver-gold mines along a five kilometre length of the prolific Santa Cruz vein.  Guanaceví provides steady employment to over 500 people and engages over 400 contractors.  Guanaceví mine production operated below plant capacity due to the operational issues in 2019.  The development of two new orebodies, Milache and SCS and the acquisition of the Ocampo concession rights have provided sufficient ore and flexibility to meet the designed capacity of the plant in 2020.  The Company successfully drilled the projected extensions of the previously mined Porvenir Cuatro and Porvenir ore bodies onto the Ocampo concessions.  The Company commenced mining from the Porvenir Cuatro extension (P4E) and the Porvenir extension (PNE) late in 2019 and has steadily increased mine output throughout 2020.

During 2019, the Company acquired a 10 year right to explore and exploit the El Porvenir and El Curso concessions from Ocampo Mining SA de CV ("Ocampo"), a subsidiary of Grupo Frisco.  The Company has agreed to meet certain minimum production targets from the properties, subject to various terms and conditions and pay Ocampo a $12 fixed per tonne production payment plus a floating net smelter return royalty based on the spot silver price. The Company pays a 4% royalty on sales below $15.00 per ounce, 9% above $15.00 per ounce 13% above $20.00 per silver ounce, and a maximum 16% above $25 per silver ounce, based on then current realized prices.

Production Results for the Three Months and Nine Months Ended September 30, 2020 and 2019

Three Months Ended September 30			GUANACEVÍ	Nine Months Ended September 30
2020	2019	% Change		2020	2019	% Change
83,816	78,517	7%	Ore tonnes processed	240,254	230,665	4%
336	232	45%	Average silver grade (g/ t)	306	227	35%
89.1	91.2	(2%)	Silver recovery (%)	88.0	90.8	(3%)
806,917	533,923	51%	Total silver ounces produced	2,079,378	1,529,033	36%
804,496	533,084	51%	Payable silver ounces produced	2,073,260	1,525,424	36%
0.95	0.67	42%	Average gold grade (g/ t)	0.94	0.61	54%
91.5	92.1	(1%)	Gold recovery (%)	91.1	89.8	1%
2,342	1,557	50%	Total gold ounces produced	6,616	4,062	63%
2,335	1,549	51%	Payable gold ounces produced	6,598	4,054	63%
994,277	658,483	51%	Silver equivalent ounces produced(1)	2,608,658	1,853,993	41%
9.64	12.83	(25%)	Cash costs per silver ounce(2)(3)	9.12	16.89	(46%)
12.80	18.50	(31%)	Total production costs per ounce(2)(4)	12.32	24.49	(50%)
17.76	20.99	(15%)	All in sustaining cost per ounce (2)(5)	15.93	24.35	(35%)
146.26	116.20	26%	Direct production costs per tonne(2)(6)	127.57	136.58	(7%)
12.39	13.69	(10%)	Silver co-product cash costs(7)	11.35	16.72	(32%)
965	1,164	(17%)	Gold co-product cash costs(7)	1,065	1,462	(27%)

(1) Silver equivalents are calculated using an 80:1 ratio.

(2) The Company reports non-IFRS measures which include cash costs net of by-product revenue on a payable silver basis, total production costs per ounce, all-in sustaining costs per ounce and direct production costs per tonne, in order to manage and evaluate operating performance at each of the Company's mines. These measures, some established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. These measures are reported on a production basis. See Reconciliation to IFRS on page 19.

(3) Cash costs net of by-product revenue per payable silver ounce include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead, net of gold credits. See Reconciliation to IFRS on pages 20 & 21.

(4) Total production costs per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, amortization, depletion and amortization at the operation sites net of by product revenues. See Reconciliation to IFRS on pages 20 & 21.

(5) All-in sustaining cost per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, corporate general and administration, on-site exploration, share-based compensation, reclamation and sustaining capital net of gold credits. See Reconciliation to IFRS on pages 21 & 22.

(6) Direct production costs per tonne include mining, processing (including smelting, refining, transportation and selling costs) and direct overhead at the operation sites. See Reconciliation to IFRS on pages 20 & 21.

(7) Silver co-product cash cost and gold co-product cash cost include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead allocated on pro-rated basis of realized metal value.  See Reconciliation to IFRS on page 23.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	Page 9

Guanaceví Production Results

Management guided 2020 production at Guanaceví to range from 2.4 to 2.7 million oz silver and 6,000 to 7,000 oz gold prior to the withdrawal of guidance on April 2, 2020.

Three months ended September 30, 2020 (compared to the three months ended September 30, 2019)

Silver production at the Guanaceví mine during Q3, 2020 was 806,917 oz, an increase of 51% compared to 533,923 oz in Q3, 2019, and gold production was 2,342 oz, an increase of 50% compared to 1,557 oz in Q3, 2019.  Plant throughput was 83,816 tonnes at average grades of 336 gpt silver and 0.95 gpt gold, compared to 78,517 tonnes grading 232 gpt silver and 0.67 gpt gold in Q3, 2019, a 7% increase in plant throughput.  Mining the new, higher grade El Curso, Milache and SCS orebodies resulted in higher mine output, higher ore grades and ultimately, significantly higher silver and gold production compared to Q3, 2019.

Nine months ended September 30, 2020 (compared to the nine months ended September 30, 2019)

Silver production at the Guanaceví mine during 2020 was 2,079,378 oz, an increase of 36% compared to 1,529,033 oz in 2019, and gold production was 6,616 oz, an increase of 63% compared to 4,062 oz in 2019 despite the operations being temporarily suspended for April and part of May.  Plant throughput was 240,254 tonnes at average grades of 306 gpt silver and 0.94 gpt gold, compared to 230,665 tonnes grading 227 gpt silver and 0.61 gpt gold over the same period in 2019. Metal production increased compared to 2019 primarily due to higher ore grades and slight increase in throughput.  Throughput and ore grades increased as a result of operational changes and increased access to the higher grade ores in the Milache, SCS and Porvenir Cuatro Extension (P4E) orebodies. These areas replaced production from the lower grade Porvenir Norte and Santa Cruz orebodies, which are now closed.

Guanaceví Operating Costs

Three months ended September 30, 2020 (compared to the three months ended September 30, 2019)

Direct production costs per tonne for the three months ended September 30, 2020 increased 26% compared with the same period in 2019, despite improved mine output and the depreciation of the Mexican peso as royalties paid for ore mined from the Porvenir Cuatro extension increased and there was a higher proportion of purchased third party ore.  Increased production from the Porvenir Cuatro extension with rising precious metal prices resulted in $1.5 million of additional royalty costs, or approximately $18 per tonne compared to Q3, 2019. The higher prices have resulted in increased ore available for purchase from toll miners within the district. During Q3, 2020 11% of tonnes processed were purchased from local miners. At current prices, the ore purchased is more expensive than ore mined by the Company, however numerous peripheral benefits resulted in the decision to purchase higher proportional of local ore, with the excess mined ore stockpiled in the quarter.  The improve profitability of the operations resulted in $0.6 million Mexico special mining duty during Q3, 2020 compared to nil in Q3, 2019 included in cost metrics.

Cash costs per oz, net of by-product credits (a non-IFRS measure and a standard of the Silver Institute) were $9.64, 25% lower due to higher metal grades and a higher gold credit, offset by the higher costs per tonne. Similarly, all-in sustaining costs (also a non-IFRS measure) fell 15% to $17.76 per oz for the three months ended September 30, 2020.  Lower operating costs on a per ounce basis is the primary driver of lower all in sustaining costs compared to the same period in 2019. On an absolute basis, capital and exploration expenditures increased as new ore bodies continued to be developed, and higher and a greater allocation of general and administrative costs further offset the operational gains.  General and administrative costs increased due to the effect of the mark to market of deferred share units.

Nine months ended September 30, 2020 (compared to the nine months ended September 30, 2019)

Direct production costs per tonne for the nine months ended September 30, 2020 fell 7% compared with the same period in 2019, as a result of improved mine output and a lower Mexican Peso partially offset by the royalties paid for ore mined from the Porvenir Cuatro extension and increased purchase of toll ore .  Cash costs per oz, net of by-product credits (a non-IFRS measure and a standard of the Silver Institute) were $9.12, 46% lower due to the lower direct cost per tonne, higher metal grades and higher gold credit. Similarly, all-in sustaining costs (also a non-IFRS measure) fell 35% to $15.93 per oz for the nine months ended September 30, 2020.  The decrease in cash costs per ounce was the primary driver of the lower all in sustaining costs, as lower capital expenditures were offset by a larger allocation of general and administration expenses compared to the same period in 2019. General and administrative costs increased due to mark to market deferred share units.

The Company retained essential personnel at Guanaceví during the suspension period to maintain safety protocols, environmental monitoring, security measures and day-to-day maintenance.  Non-essential employees were sent home to self-isolate and continued to receive their base pay.  These costs incurred from April 1st to early May totaled $0.9 million and were allocated to care and maintenance expenses and excluded from mine operating costs or the corresponding metrics.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	Page 10

BOLAÑITOS OPERATIONS

The Bolañitos operation encompasses three underground silver-gold mines and a flotation plant.  Bolañitos provides steady employment for over 350 people and engages over 280 contractors.

Production Results for the Three Months and Nine Months Ended September 30, 2020 and 2019

Three Months Ended September 30			BOLAÑITOS	Nine Months Ended September 30
2020	2019	% Change		2020	2019	% Change
98,945	71,541	38%	Ore tonnes processed	223,842	234,561	(5%)
42	77	(45%)	Average silver grade (g/ t)	42	81	(48%)
83.9	83.0	1%	Silver recovery (%)	84.0	84.3	(0%)
112,094	147,078	(24%)	Total silver ounces produced	253,901	514,979	(51%)
105,849	145,329	(27%)	Payable silver ounces produced	238,767	500,555	(52%)
2.04	1.62	26%	Average gold grade (g/ t)	1.93	1.65	17%
89.1	86.6	3%	Gold recovery (%)	87.9	85.9	2%
5,779	3,226	79%	Total gold ounces produced	12,209	10,691	14%
5,615	3,121	80%	Payable gold ounces produced	11,878	10,372	15%
574,414	405,158	42%	Silver equivalent ounces produced(1)	1,230,621	1,370,259	(10%)
(40.89)	8.13	(603%)	Cash costs per silver ounce(2)(3)	(27.18)	7.12	(482%)
(11.88)	13.93	(185%)	Total production costs per ounce(2)(4)	(0.50)	12.44	(104%)
10.51	29.90	(65%)	All in sustaining cost per ounce (2)(5)	26.12	22.38	17%
67.82	81.03	(16%)	Direct production costs per tonne(2)(6)	69.84	76.91	(9%)
11.94	13.76	(13%)	Silver co-product cash costs(7)	11.17	12.44	(10%)
929	1,170	(21%)	Gold co-product cash costs(7)	1,048	1,088	(4%)

(1) Silver equivalents are calculated using an 80:1 ratio.

(2) The Company reports non-IFRS measures which include cash costs net of by-product revenue on a payable silver basis, total production costs per ounce, all-in sustaining costs per ounce and direct production costs per tonne, in order to manage and evaluate operating performance at each of the Company's mines. These measures, some established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. These measures are reported on a production basis. See Reconciliation to IFRS on page 19.

(3) Cash costs net of by-product revenue per payable silver ounce include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead, net of gold credits. See Reconciliation to IFRS on pages 20 & 21.

(4) Total production costs per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, amortization, depletion and amortization at the operation sites net of by product revenues. See Reconciliation to IFRS on pages 20 & 21.

(5) All-in sustaining cost per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, corporate general and administration, on-site exploration, share-based compensation, reclamation and sustaining capital net of gold credits. See Reconciliation to IFRS on pages 21 & 22.

(6) Direct production costs per tonne include mining, processing (including smelting, refining, transportation and selling costs) and direct overhead at the operation sites. See Reconciliation to IFRS on pages 20& 21.

(7) Silver co-product cash cost and gold co-product cash cost include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead allocated on pro-rated basis of realized metal value.  See Reconciliation to IFRS on page 23.

Bolañitos Production Results

Management guided 2020 production at Bolañitos to range from 0.5 to 0.6 million oz silver and 22,000 to 25,000 oz gold prior to the withdrawal of guidance on April 2, 2020.

Three months ended September 30, 2020 (compared to the three months ended September 30, 2019)

Silver production at the Bolañitos mine was 112,094 oz in Q3, 2020, a decrease of 24% compared to 147,078 oz in Q3, 2019, and gold production was 5,779 oz in Q3, 2020, an increase of 79% compared to 3,226 oz in Q3, 2019.  Plant throughput in Q3, 2020 was 98,945 tonnes at average grades of 42 gpt silver and 2.04 gpt gold, compared to 71,541 tonnes grading 77 gpt silver and 1.62 gpt gold in Q3, 2019.  In Q3, 2019, the mine output was low due to the mine plan being re-sequenced to allow sufficient low arsenic ore to be blended with higher arsenic ore resulting in a lack of stope access and compounded by equipment availability issues.  Over the past 12 months management has focused on increased mine development and replaced its mining fleet resulting in throughput rising to expected capacity of the operation. Normal variations of the ore body have resulted in ore with higher gold grade and lower silver grade compared to Q3, 2019.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	Page 11

Nine months ended September 30, 2020 (compared to the nine months ended September 30, 2019)

Silver production at the Bolañitos mine was 253,901 oz in 2020, a decrease of 51% compared to 514,979 oz in 2019, and gold production was 12,209 oz in 2020, an increase of 14% compared to 10,691 oz over the same period in, 2019.  Plant throughput in 2020 was 223,842 tonnes at average grades of 42 gpt silver and 1.93 gpt gold, compared to 234,561 tonnes grading 81 gpt silver and 1.65 gpt gold in 2019, a 5% decrease in throughput.

Throughput was lower due to the suspension of mining activities under the Mexican health decree.  The Bolañitos mine is mining areas with lower silver grades compared to historical grades, while gold grades are similar to historical grades and plan. The mine continues to focus on the development of the San Miguel vein, which is expected to provide higher silver grade material and allow the mine output to increase in Q4, 2020.

Bolañitos Operating Costs

Three months ended September 30, 2020 (compared to the three months ended September 30, 2019)

Direct production costs per tonne in the three month period ended September 30, 2020 decreased 16% to $67.82 per tonne due to operational improvements, including lower costs gained from new mobile equipment, and the depreciation of the Mexican Peso.  The significantly lower silver grades resulted in lower silver production, while cash costs net of by-product credits (which is a non-IFRS measure and a standard of the Silver Institute), were negative $40.89 per oz of payable silver in Q3, 2020 compared to positive $8.13 per oz in Q3, 2019. The higher proportional gold production, and rising gold price which increased 31% compared to the same period 2019, were the primary drivers in the lower cash cost metric.

On a co-product cash costs basis, both silver and gold cost per ounce improved compared to Q3, 2019. Silver co-product cash costs fell 13%, while gold co-product costs fell 21% to $11.94 per ounce and $929 per ounce respectively. The improvement was primarily driven by the lower direct costs per tonne, the higher gold grade ore and improved gold recoveries.

All-in sustaining costs (also a non-IFRS measure) decreased in Q3, 2020 to $10.51 per oz due to the improved operating costs. The improved operating costs were offset by higher capital expenditures and higher general and administrative costs in Q3, 2020 compared to Q3, 2019. The Company continues to focus on mine development to improve stope access and provide flexibility for future periods. General and administrative costs increased due to mark to market deferred share units.

Nine months ended September 30, 2020 (compared to the nine months ended September 30, 2019)

Direct production costs per tonne in the nine month period ended September 30, 2020 decreased 9% to $69.84 per tonne due to operational improvements, including lower maintenance costs incurred from new mobile equipment, the depreciation of the Mexican Peso in March, offset by the additional costs required for the re-start of operating activities in May. Silver cash costs net of by-product credits (which is a non-IFRS measure and a standard of the Silver Institute), were negative $27.18 per oz of payable silver in 2020 compared to $7.12 per oz in the same period in 2019. The higher proportional gold production, and rising gold price which increased 31% compared to the same period ended in 2019, were the primary drivers in the lower cash cost net of by-product credits metric.

On a co-product cash costs basis, silver cost per ounce improved compared to the same period ended in 2019. Silver co-product cash costs fell 10% to $11.17 as lower direct costs per tonne, offset by lower silver grade ore compared to prior period. Gold co-product costs decreased 4% to $1,048 per ounce as the lower direct costs per tonne and 17% higher gold grade ore.

The Company invested in new mine equipment to improve fleet operating costs and equipment availability and increase mine development in 2020 to improve stope access and provide operating flexibility. As a result, all-in sustaining costs (also a non-IFRS measure) increased significantly in 2020 to $26.12 per oz primarily due to the $9.7 million of capital expenditures in the period compared to $5.2 million in the same period ended in 2019.  General and administrative costs increased due to the effect of the mark to market of deferred share units.

The Company retained essential personnel at Bolañitos during the suspension period to maintain safety protocols, environmental monitoring, security measures and day-to-day maintenance.  Non-essential employees were sent home to self-isolate and continued to receive their base pay.  These costs incurred from April 1st to late May totaled $0.8 million and were allocated to care and maintenance expenses and not included in operating costs or the corresponding metrics.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	Page 12

EL COMPAS OPERATIONS

The El Compas operation is a small but high grade, permitted gold-silver mine with a small leased flotation plant in the historic silver mining district of Zacatecas, with good exploration potential to expand resources and scale up production.  There is also potential for the Company to acquire other properties in the area to consolidate resources and exploration targets in the district. El Compas has a nominal plant capacity of 250 tonnes per day (tpd) targeting recovery rates of 83% gold and 67% silver.

El Compas currently employs over 200 people and engages over 80 contractors and achieved commercial production during Q1, 2019. The Company considers the El Compas Preliminary Economic Assessment dated May 11, 2017 ("El Compas PEA") which is incorporated by reference in the Company's Annual Information Form dated March 5, 2020 to be no longer current and the Company is no longer relying on the information contained in the El Compas PEA.

Production Results for the Three Months and Nine Months Ended September 30, 2020 and 2019

Three Months Ended September 30			El Compas	Nine Months Ended September 30
2020	2019	% Change		2020	2019	% Change
23,563	21,885	8%	Ore tonnes processed	55,675	46,917	19%
48	90	(47%)	Average silver grade (g/ t)	54	79	(32%)
64.0	68.9	(7%)	Silver recovery (%)	65.4	59.5	10%
23,263	43,634	(47%)	Total silver ounces produced	63,199	70,859	(11%)
22,492	42,262	(47%)	Payable silver ounces produced	61,219	68,302	(10%)
3.98	4.56	(13%)	Average gold grade (g/ t)	4.28	4.39	(3%)
70.9	84.1	(16%)	Gold recovery (%)	74.8	79.7	(6%)
2,139	2,699	(21%)	Total gold ounces produced	5,728	5,279	9%
2,091	2,648	(21%)	Payable gold ounces produced	5,602	5,149	9%
194,383	259,554	(25%)	Silver equivalent ounces produced(1)	521,439	493,179	6%
0.44	(25.37)	(102%)	Cash costs per silver ounce(2)(3)	(10.99)	(16.46)	(33%)
159.08	21.11	654%	Total production costs per ounce(2)(4)	117.32	61.45	91%
40.39	3.46	1066%	All in sustaining cost per ounce (2)(5)	24.02	18.04	33%
178.92	137.99	30%	Direct production costs per tonne(2)(6)	173.96	135.75	28%
22.22	11.06	101%	Silver co-product cash costs(7)	16.13	11.96	35%
1,729	940	84%	Gold co-product cash costs(7)	1,513	1,046	45%

(1) Silver equivalents are calculated using an 80:1 ratio.

(2) The Company reports non-IFRS measures which include cash costs net of by-products on a payable silver basis, total production costs per ounce, all-in sustaining costs per ounce and direct production costs per tonne, in order to manage and evaluate operating performance at each of the Company's mines. These measures, some established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. These measures are reported on a production basis. See Reconciliation to IFRS on page 19.

(3) Cash costs net of by-product revenue per payable silver ounce include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead, net of gold credits. See Reconciliation to IFRS on pages 20 & 21.

(4) Total production costs per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, amortization, depletion and amortization at the operation sites net of by product revenues. See Reconciliation to IFRS on pages 20 & 21.

(5) All-in sustaining cost per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, corporate general and administration, on-site exploration, share-based compensation, reclamation and sustaining capital net of gold credits. See Reconciliation to IFRS on pages 21 & 22.

(6) Direct production costs per tonne include mining, processing (including smelting, refining, transportation and selling costs) and direct overhead at the operation sites. See Reconciliation to IFRS on pages 20 & 21.

(7) Silver co-product cash cost and gold co-product cash cost include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead allocated on pro-rated basis of realized metal value.  See Reconciliation to IFRS on page 23.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	Page 13

El Compas Production Results

Management guided 2020 production at El Compas to be 0.1-0.2 million oz silver and range from 10,000 to 12,000 oz gold prior to the withdrawal of guidance on April 2, 2020.

Three months ended September 30, 2020 (compared to the three months ended September 30, 2019)

Silver production at the El Compas mine was 23,263 oz in Q3, 2020, a decrease of 47% compared to 43,634 oz in Q3, 2019 and gold production was 2,139 oz in Q3, 2020, a decrease of 21% compared to 2,699 in Q3, 2019.  Plant throughput in Q3, 2020 was 23,563 tonnes at average grades of 48 gpt silver and 3.98 gpt gold compared to 21,885 tonnes at average grades of 90 gpt silver and 4.56 gpt gold. El Compas grades were lower than Q3, 2019 due to normal variations in the ore body.

Nine months ended September 30, 2020 (compared to the Nine months ended September 30, 2019)

Silver production at the El Compas mine was 63,199 oz and gold production was 5,728 oz in 2020.  Plant throughput in 2020 was 55,675 tonnes at average grades of 54 gpt silver and 4.28 gpt gold.

As commercial production was declared March 15, 2019, the 2019 comparative period does not include a full nine months of production.  During the period from March 15, 2019 to September 30, 2019 silver production at the El Compas mine was 70,859 oz and gold production was 5,279 oz with plant throughput of 46,917 tonnes at average grades of 79 gpt silver and 4.39 gpt gold during this period in 2019. Similarly, due to the Mexican health decree the nine months ended September 30, 2020 does not include a full nine months of production. Throughput was lower than planned due to the suspension of mining activities under the Mexican health decree. El Compas production was close to plan prior to the suspension with higher throughput offset by lower grades. Management replaced the mining contractor with new mine employees in March 2020 and adjusted the mining methods to reduce dilution and costs going forward. Management finished replacing the mining contractor with new employees in June 2020.

El Compas Operating Costs

Three months ended September 30, 2020 (compared to the three months ended September 30, 2019)

Direct production costs were $178.92 per tonne in Q3, 2020, a 30% increase from Q3, 2019. On re-start of the mine in May, the Company invested in employee training to improve dilution and grade control.  Silver cash costs net of by-product credits (which is a non-IFRS measure and a standard of the Silver Institute), were $0.44 per oz of payable silver in Q3, 2020 compared to negative $25.37 per oz in Q3, 2019. The higher costs incurred and lower ore grades offset by rising gold price which increased 31% compared to the same period in 2019, were the primary drivers in the higher cash cost metric.

On a co-product cash costs basis, both silver and gold cost per ounce deteriorated compared to the Q3, 2019. Silver co-product cash costs rose 101%, while gold co-product costs rose 84% to $22.22 per ounce and $1,729 per ounce respectively. The deterioration was driven by the higher operating costs on a per tonne basis, the lower grade ore and drop in silver and gold recoveries.

On re-start of the mine in May, the Company focused on employee training of dilution and grade control, while production attained planned output in September. The Company incurred additional training and security costs in Q3, 2020.  All-in sustaining costs (also a non-IFRS measure) increased in Q3, 2020 were $40.39 per oz due compared to $3.46 per ounce over the same period ended in 2019. The higher all-in sustaining costs is a function of the higher operating costs and the result of lower capital expenditures on the development of the mine compared to the same period in 2019.

The cost metrics were expected to improve in 2020 as the Company reduced contractors on site and implemented improved processes to reduce the movement of waste tonnes.  Additional costs were incurred in the quarter for training, security and administration which are expected to reduce costs going forward.

The Company retained essential personnel at El Compas during the suspension period to maintain safety protocols, environmental monitoring, security measures and day-to-day maintenance.  Non-essential employees were sent home to self-isolate and continued to receive their base pay.  These costs incurred from April 1st to late May totaled $0.5 million and were allocated to care and maintenance expenses and excluded from mine operating costs or the corresponding metrics.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	Page 14

Nine months ended September 30, 2020 (compared to the nine months ended September 30, 2019)

Direct production costs were $173.96 per tonne in 2020, a significant increase from 2019 due to inefficiencies during the transition from replacing mine contractors with employees and expensed development expenditures in 2020.  Silver cash costs net of by-product credits (which is a non-IFRS measure and a standard of the Silver Institute), were negative $10.99 per oz of payable silver in 2020 compared to negative $16.46 per oz in the same period in 2019. The higher operating costs and lower silver grades led to the higher cash cost net of by-product credits offset by the higher realized gold price, which increased by 31% compared to the same period ended in 2019.

On a co-product cash costs basis, silver and gold cash cost per ounce increased compared to the same period ended in 2019. Silver co-product cash costs increased 35% due to the higher direct costs per tonne and lower silver grade ore partially offset by improved silver recoveries. Gold co-product cash costs increased 45% due to the higher direct costs per tonne and lower gold grade ore and lower gold recoveries.

All-in sustaining costs (also a non-IFRS measure) increased in 2020 to $24.02 per oz primarily due to the higher operating costs per ounce. Lower capital expenditures were offset by higher exploration expenditures incurred to grow resources and extend the mine life.  Additionally higher general and administrative costs in 2020 compared to 2019 further increased all-in sustaining costs. General and administrative costs increased due to mark to market deferred share units.

EL CUBO OPERATIONS

The El Cubo operation include two previously operating underground silver-gold mines and a flotation plant. El Cubo employed over 350 people and engaged over 200 contractors until the suspension of operations at the end of November 2019 as the reserves were exhausted. The mine, plant and tailings facilities are on short term care and maintenance, while management conducts an evaluation of the alternatives including final closure.

Company management and contract personnel continue to maintain the security of the mine, plant and tailings facilities. Management is evaluating alternatives for the plant and related facilities including moving certain components to other mines or development projects such as Terronera and Parral to reduce their future capital costs. The mining equipment has been relocated to Endeavour's other operating mines, particularly Bolañitos, to contribute to increasing mine output to maximize plant capacities.

For the nine months ended September 2020 the Company incurred $2.0 million in legal, administrative and care and maintenance expenses with an additional $0.4 million in severance costs and $0.2 million in building and office depreciation. The suspension of operation is complete, while all equipment not transferred to other operations has now been properly serviced to idle while the operation is shutdown.

The Company maintains a security team, administrative staff, maintenance group and environmental staff. In Q3, 2020 the Company incurred $0.5 million in costs. During the quarter, there was a significant increase of illegal mining activity within the area requiring additional security and legal costs in the quarter.

DEVELOPMENT ACTIVITIES

Terronera Project

The Terronera project, located 40 kilometres northeast of Puerto Vallarta in the state of Jalisco, Mexico, features a high-grade silver-gold mineral resource in the Terronera vein, which is now over 1,400 metres long, 400 metres deep, 3 to 16 metres thick, and remains open along strike to the southeast and down dip.

In 2020, the Company engaged an external consultant to update a previous Preliminary Feasibility Study based on updated information gathered in 2019 and 2020. In July, 2020 the Company press released an updated summary of the project's economics and published the NI 43-101 Technical Report in August 2020. (2020 PFS).

The 2020 PFS included significant changes to the operations plan, capital and operating costs compared to the previous study and, as a result, project economics improved with higher certainty on a number of assumptions. The external consultant reviewed all aspects of the previous studies, while further cost-benefit initiatives will continue to be evaluated.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	Page 15

The 2020 PFS base case assumes a two-year trailing average silver price of $15.97 per oz and a gold price of $1,419 per oz. At base case prices, the improved economics estimates a net present value (NPV) of $137 million, internal rate of return (IRR) of 30.0%, and payback period of 2.7 years.  Initial capital expenditures are estimated to be $99 million with life of mine capital expenditures estimated to be $60 million. The 10 year life of mine is estimated to produce an average of 3 million silver oz and 32,800 gold ounces per year generating $315 million pre-tax, $ 217 million after-tax, free cash flow over the life of the project.

Endeavour plans to complete a Feasibility Study at an estimated cost of $1.8 million, which is anticipated to be completed mid 2021.  During the 9-12 month Feasibility Study, the Company will evaluate a number of opportunities to further enhance the value of the project, including exploration drilling to expand the known resources and to test multiple veins within the district. Additionally, the Company has defined an engineering, procurement and construction strategy and is evaluating commencement of early work items, such as earthworks, development ramps, camp construction and sourcing long lead machinery.

EXPLORATION RESULTS

In 2020, the Company initially planned to spend $5.4 million drilling 18,500 metres of core on brownfields projects, greenfields exploration and development engineering across its portfolio of mines and properties. At the three operating mines, 10,500 metres of core drilling were planned at a cost of $2.0 million to replace reserves and expand resources. During Q3, 2020 management approved an additional 9,500 drill metres to follow up on positive results at all three operations for a total estimated cost of $1.7 million.

On the exploration and development projects, expenditures of $3.4 million were planned to fund 8,000 metres of core drilling, advance engineering studies at Terronera and Parral, and drill the Paloma gold project in Chile, where initial exploration results were positive. During the government suspension of activities, staff continued with mapping, sampling and interpretations across the Company project portfolio, with drill programs re-starting in September. Management approved an additional $1.0 million for 6,500 drill metres to test a prospective target adjacent to the Terronera project. The programs are expected to be completed in Q1, 2021.

At Guanaceví the Company drilled 4,051 metres in 12 holes to test the extension of the Porvenir Cuatro and Milache ore bodies. Drilling intersected significant mineralization with similar ore grades and vein widths as the 2019 intersections. The drill program is intended to continue to depth and test the continuity of the ore body to the Milache ore zone.

At Bolañitos the Company drilled 7,351 metres in 28 holes to target the Melladito vein and vein splays. The Company intersected significant mineralization with ore grades over mineable widths, located about 300 metres from current and historic mine workings.  Management has planned further drilling and commenced the development of a crosscut to the newly discovered zone.

At El Compas the Company drilled 6,698 metres in 23 holes to targeting extensions of the Compas vein system. The Company has intersected mineralization west of the current workings, however further drilling is required to properly define results. The Company expects to define these results in Q1, 2021.

At Parral the Company mined 2,000 tonnes for a bulk sample metallurgical testing. Drilling is on hold due to COVID restrictions within the area.

CONSOLIDATED FINANCIAL RESULTS

Three months ended September 30, 2020 (compared to the three months ended September 30, 2019)

In Q3, 2020, the Company's mine operating earnings was $6.3 million (Q3, 2019: mine operating loss $1.7 million) on net revenue of $35.6 million (Q3, 2019: $27.6 million) with cost of sales of $29.3 million (Q3, 2019: $29.4 million).

In Q3, 2020, the Company had an operating income of $0.4 million (Q3, 2019: loss of $5.8 million) after exploration costs of $1.6 million (Q3, 2019: $1.7 million) and general and administrative costs of $3.7 million (Q3, 2019: $2.4 million), and care and maintenance expense for the shutdown of the El Cubo operation of $0.6 million.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	Page 16

The income before tax for Q3, 2020 was $1.6 million (Q3, 2019: loss of $6.8 million) after finance costs of $0.3 million (Q3, 2019: $0.2 million), a foreign exchange gain of $0.9 million (Q3, 2019: loss of $0.9 million) and investment and other income of $0.6 million (Q3, 2019: $0.1 million). The Company realized net income for the period of $0.4 million (Q3, 2019: loss of $6.8 million) after an income tax expense of $1.2 million (Q3, 2019: $0.1 million).

Net revenue of $35.6 million in Q3, 2020, net of $0.6 million of smelting and refining costs, increased by 29% compared to $27.6 million, net of $0.9 million of smelting and refining costs.  Gross sales of $36.1 million in Q3, 2020 represented a 26% increase over the $28.6 million for the same period in 2019. There was an 11% decrease in silver ounces sold and a 43% increase in the realized silver price resulting in a 27% increase to silver sales. There was a 4% decrease in gold ounces sold with a 31% increase in realized gold prices resulting in a 25% increase in gold sales.  During the period, the Company sold 741,262 oz silver and 8,997 oz gold, for realized prices of $25.08 and $1,952 per oz respectively, compared to sales of 835,045 oz silver and 9,373 oz gold, for realized prices of $17.52 and $1,489 per oz, respectively, in the same period of 2019. The realized prices of silver and gold were 3% above average London spot prices. Silver and gold spot prices averaged $24.26 and $1,909 during the three month period, respectively.

The Company increased its finished goods silver to 462,674 silver oz and increased its gold inventory to 2,995 gold oz, respectively at September 30, 2020 compared to 235,100 oz silver and 1,953 oz gold at June 30, 2020.  The cost allocated to these finished goods was $6.0 million at September 30, 2020, compared to $4.0 million at June 30, 2020.  At September 30, 2020, the finished goods inventory fair market value was $15.7 million, compared to $7.8 million at June 30, 2020.

Cost of sales for Q3, 2020 was $29.3 million, compared to the cost of sales of $29.4 million for the same period of 2019.  The slight decrease in cost of sales was primarily related to improved productivity at the Guanaceví and Bolañitos operations and the deprecation of the Mexican Peso offset by significantly higher royalty costs.

Exploration expenses decreased in Q3, 2020 to $1.6 million from $1.7 million for the same period of 2019 due to as Mexican health decree resulted in a month and half of suspension of all activities offset by expenditures to advance the Terronera project.  General and administrative expenses increased to $3.7 million in Q3, 2020 compared to $2.4 million for the same period of 2019, primarily due to mark-to-market fluctuations for director's deferred share units which comparatively increased costs by $1.4 million.

The Company incurred a foreign exchange gain of $0.9 million in Q3, 2020 compared to a foreign exchange loss of $0.9 million in Q3, 2019 due to the slight recovery of the Mexican Peso in the quarter which resulted in higher valuations of peso denominated tax receivables and cash balances. The Company incurred $0.3 million in finance charges primarily related to mobile equipment purchased late 2019 compared to $0.2 million in the same period in 2019. The Company recognized $0.6 million in investment and other income compared to minimal other income in Q3, 2019 with the majority of the other income derived from interest received on IVA collections. There was an income tax expense of $1.2 million in Q3, 2020 compared to an income tax recovery of $55 thousand in Q3, 2019.  The $1.2 million tax recovery is comprised of $0.6 million in current income tax expense (Q3, 2019: $0.5 million) and $0.6 million in deferred income tax expense (Q3, 2019: $0.5 million deferred income tax recovery). The deferred income tax expense of $0.6 million is primarily due the use of loss carry forwards to offset income generated at the Bolañitos operation and the slight appreciation of the Mexican peso against the US dollar decreasing the value of loss carry forwards.

Nine months ended September 30, 2020 (compared to the nine months ended September 30, 2019)

For the nine-month period ended September 30, 2020, the Company's mine operating earnings was $6.5 million (2019: mine operating loss of $13.6 million) on net revenue of $77.7 million (2019: $84.0 million) with cost of sales of $71.2 million (2019: $97.5 million).

The Company had an operating loss of $12.8 million (2019: $29.3 million) after exploration costs of $5.7 million (2019: $7.2 million), general and administrative costs of $8.8 million (2019: $7.4 million), care and maintenance expense for the shutdown of the El Cubo operation of $2.6 million and $2.2 million in care and maintenance costs related to the temporary suspension of the Guanaceví, Bolañitos and El Compas operations due to COVID-19 in Q2, 2020.

The loss before taxes was $15.8 million (2019: $30.5 million) after finance costs of $1.0 million (2019: $0.4 million), a foreign exchange loss of $3.3 million (2019: loss of $0.7 million) and investment and other income of $1.3 million (2019: other expense of $0.1 million).  The Company realized a net loss for the period of $18.8 million (2019: $30.2 million) after an income tax expense of $3.0 million (2019: income tax recovery $0.3 million).

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	Page 17

Net revenue of $77.7 million in 2020, net of $1.3 million of smelting and refining costs, decreased by 7% compared to $84.0 million, net of $3.2 million of smelting and refining costs.  Gross sales of $79.0 million for the nine months ended September 30, 2020 represented a 9% decrease over the $87.1 million for the same period in 2019. There was a 32% decrease in silver ounces sold offset by a 22% increase in the realized silver price resulting in 17% decrease silver sales. There was a 24% decrease in gold ounces sold with a 31% increase in realized gold prices resulting in flat gold sales.  During the period, the Company sold 2,041,601 oz silver and 21,669 oz gold, for realized prices of $19.40 and $1,820 per oz respectively, compared to sales of 3,004,495 oz silver and 28,348 oz gold, for realized prices of $15.88 and $1,389 per oz, respectively, in the same period of 2019. The realized prices of silver was 1% above the average silver price. The realized prices of gold exceeded the nine month average by 5% as the Company sold production late in Q2, 2020 after a significant rise in gold prices. Silver and gold spot prices averaged $19.25 and $1,736 during the nine month period, respectively.

The Company increased its finished goods silver and gold inventory to 462,674 silver oz and 2,995 gold oz, respectively at September 30, 2020 compared to 95,028 oz silver and 587 oz gold at December 31, 2019.  The cost allocated to these finished goods was $6.0 million at September 30, 2020, compared to $2.3 million at December 31, 2019.  At September 30, 2020, the finished goods inventory fair market value was $15.7 million, compared to $2.6 million at December 31, 2019.

Cost of sales for the first three quarters of 2020 was $71.2 million, a decrease of 27% over the cost of sales of $97.5 million for the same period of 2019.  The 27% decrease in cost of sales was primarily related to the 12% decrease in tonnes processed and the deprecation of the Mexican Peso while cost cutting and efficiency measures implemented during 2019 were offset by inefficiencies of the suspension and re-start of activities due to COVID-19 and higher royalty expense with the rising prices.

Exploration expenses marginally decreased to $5.7 million from $7.2 million for the same period of 2019 as Mexican health decree resulted in a month and half of suspension of all activities. General and administrative expenses increased 19% to $8.8 million compared to $7.4 million for the same period of 2019 primarily due to recognition of mark-to-market fluctuations for director's deferred share units which comparatively increased costs by $1.7 million.

The Company recorded a foreign exchange loss of $3.3 million in the nine months ended September 30, 2020 compared to a foreign exchange loss of $0.7 million in 2019 due to the depreciation of the Mexican Peso which resulted in lower valuations of peso denominated tax receivables and cash balances. The Company incurred $1.0 million in finance charges primarily related to mobile equipment purchased late 2019 compared to $0.4 million in the same period in 2019. The Company recognized $1.3 million in investment and other income compared to $0.1 million in other expenses in 2019. The other income was generated from cash balances and interest generated from prolonged value added taxes refunds.  There was an income tax expense of $3.0 million compared to an income tax recovery of $0.3 million for the same period in 2019.  The $3.0 million tax expense is comprised of $1.1 million in current income tax expense (2019: $1.4 million) and $1.9 million in deferred income tax (2019: $1.7 million deferred income tax recovery). The deferred income tax expense of $1.9 million is primarily due the depreciation the Mexican peso against the US dollar reducing the value of loss carry forwards and the use of loss carry forwards to offset taxable income generated at the Bolañitos operation.

The recoverable amounts of the Company's cash-generating units (CGUs), which include mining properties, plant and equipment are determined at the end of each reporting period, if impairment indicators are identified.  In previous years, commodity price declines led the Company to determine there were impairment indicators and assessed the recoverable amounts of its CGUs. The recoverable amounts were based on each CGUs future cash flows expected to be derived from the Company's mining properties and represent each CGU's value in use.  The cash flows were determined based on the life-of-mine after-tax cash flow forecast which incorporates management's best estimates of future metal prices, production based on current estimates of recoverable reserves and resources, exploration potential, future operating costs and non-expansionary capital expenditures discounted at risk adjusted rates based on the CGUs weighted average cost of capital.

As at December 31, 2019, the Company tested the recoverability of the Guanaceví CGU due to 2019 operational challenges and the El Compas CGU due to increased capital and operating costs than initially projected.  The Company determined that no impairment was required for either CGU.  The Company has considered the impact of COVID-19 on the operations and has determined that there is no material effect on the values in use.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	Page 18

NON-IFRS MEASURES

Mine operating cash flow before taxes is a non-IFRS measure that does not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. Mine operating cash flow is calculated as revenue minus direct production costs and royalties.  Mine operating cash flow is used by management to assess the performance of the mine operations, excluding corporate and exploration activities and is provided to investors as a measure of the Company's operating performance.

Expressed in thousands US dollars	Three Months Ended September 30		Nine Months Ended September 30
	2020	2019	2020	2019
Mine operating earnings (loss)	$6,291	($1,714)	$6,521	($13,570)
Share-based compensation	87	50	270	158
Amortization and depletion	8,122	7,054	18,096	21,319
Write down of inventory to net realizable value	639	1,224	2,167	5,943
Mine operating cash flow before taxes	$15,139	$6,614	$27,054	$13,850

Operating cash flow before working capital adjustments is a non-IFRS measure that does not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. Operating cash flow before working capital adjustments is calculated as operating cash flow minus working capital adjustments.  Operating cash flow before working capital adjustments is used by management to assess operating performance irrespective of working capital changes and is provided to investors as a measure of the Company's operating performance.

Expressed in thousands US dollars	Three Months Ended September 30		Nine Months Ended September 30
	2020	2019	2020	2019
Cash from (used in) operating activities	$15,572	($5,265)	$12,314	($14,235)
Net changes in non-cash working capital	5,288	(7,333)	5,110	(13,213)
Operating cash flow before working capital adjustments	$10,284	$2,068	$7,204	($1,022)

Operating cash flow before working capital changes per share is a non-IFRS measure that does not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. Operating cash flow per share is calculated by dividing cash from operating activities by the weighted average shares outstanding. Operating cash flow per share is used by management to assess operating performance irrespective of working capital changes and is provided to investors as a measure of the Company's operating performance.

Expressed in thousands US dollars	Three Months Ended September 30		Nine Months Ended September 30
except for share numbers and per share amounts	2020	2019	2020	2019
Operating cash flow before working capital adjustments	$10,284	$2,068	$7,204	($1,022)
Basic weighted average shares outstanding	156,265,280	137,739,857	148,673,768	133,788,084
Operating cash flow before working capital changes per share	$0.07	$0.02	$0.05	($0.01)

EBITDA is a non-IFRS financial measure, which excludes the following from net earnings:

  Income tax expense;
  Finance costs;
  Amortization and depletion

Adjusted EBITDA excludes the following additional items from EBITDA

  Share based compensation;
  Non-recurring write offs

Management believes EBITDA is a valuable indicator of the Company's ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures.  Management uses EBITDA for this purpose.  EBITDA is also frequently used by investors and analysts for valuation purposes whereby EBITDA is multiplied by a factor or "EBITDA multiple" based on an observed or inferred relationship between EBITDA and market values to determine the approximate total enterprise value of a Company.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	Page 19

EBITDA is intended to provide additional information to investors and analysts. It does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of operating performance prepared in accordance with IFRS.  EBITDA excludes the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore is not necessarily indicative of operating profit or cash flow from operations as determined by IFRS.  Other companies may calculate EBITDA and Adjusted EBITDA differently.

Expressed in thousands US dollars	Three Months Ended September 30		Nine Months Ended September 30
	2020	2019	2020	2019
Net earnings (loss) for the period	$451	($6,768)	($18,764)	($30,169)
Depreciation and depletion – cost of sales	8,122	7,054	18,096	21,319
Depreciation and depletion – exploration	104	59	283	179
Depreciation and depletion – general & administration	44	81	153	237
Depreciation and depletion – care & maintenance	26	-	245	-
Depreciation and depletion – write down of inventory to net realizable value	375	478	1,121	2,121
Finance costs	359	177	1,025	372
Current income tax expense	595	512	1,056	1,394
Deferred income tax expense (recovery)	556	(567)	1,906	(1,740)
Earnings (loss)before interest, taxes, depletion and amortization	$10,632	$1,026	$5,121	($6,287)
Share based compensation	793	763	2,386	2,613
Adjusted earnings (loss) before interest, taxes depletion and amortization	$11,425	$1,789	$7,507	($3,674)

Cash costs per silver ounce, total production costs per ounce and direct production costs per tonne are measures developed by precious metals companies in an effort to provide a comparable standard; however, there can be no assurance that the Company's reporting of these non-IFRS measures are similar to those reported by other mining companies. Cash costs per ounce, production costs per ounce and direct production costs per tonne are measures used by the Company to manage and evaluate operating performance at each of the Company's operating mining units. They are widely reported in the silver mining industry as a benchmark for performance, but do not have a standardized meaning and are disclosed in addition to IFRS measures. The following tables provide a detailed reconciliation of these measures to the Company's cost of sales, as reported in its consolidated financial statements.

Expressed in thousands US dollars	Three Months Ended September 30, 2020					Three Months Ended September 30, 2019
	Guanaceví	Bolañitos	El Compas	El Cubo	Total	Guanaceví	Bolañitos	El Compas	El Cubo	Total

Direct costs per financial statements	$8,713	$6,234	$3,471	$-	$18,418	$7,184	$4,089	$2,705	$6,604	$20,582
Smelting and refining costs included in net revenue	-	429	133	-	562	-	325	181	441	947
Royalties	1,795	68	166	-	2,029	255	31	127	33	446
Special mining duty (1)	450	-	-	-	450	-	-	-	65	65
Opening finished goods	(2,017)	(356)	(403)	-	(2,776)	(986)	(252)	(872)	(539)	(2,649)
Finished goods NRV adjustment	-	-	264	-	264	216	-	532	-	748
Closing finished goods	3,318	335	585	-	4,238	2,455	1,604	347	458	4,864
Direct production costs	12,259	6,710	4,216	-	23,185	9,124	5,797	3,020	7,062	25,003
By-product gold sales	(2,103)	(11,309)	(4,148)	-	(17,560)	(1,973)	(3,436)	(5,258)	(3,289)	(13,956)
Opening gold inventory fair market value	1,315	994	1,171	-	3,480	348	249	1,674	410	2,681
Closing gold inventory fair market value	(3,712)	(723)	(1,229)	-	(5,664)	(658)	(1,428)	(508)	(332)	(2,926)
Cash costs net of by-product	7,759	(4,328)	10	-	3,441	6,841	1,182	(1,072)	3,851	10,802
Amortization and depletion	2,196	3,023	2,903	-	8,122	2,662	580	2,275	1,537	7,054
Share-based compensation	34	26	27	-	87	14	12	12	12	50
Opening finished goods depletion	(547)	(136)	(513)	-	(1,196)	(413)	(44)	(1,016)	(140)	(1,613)
NRV cost adjustment	-	-	375	-	375	59	-	416	-	475
Closing finished goods depletion	855	158	776	-	1,789	699	294	277	103	1,373
Total production costs	$10,297	($1,257)	$3,578	$-	$12,618	$9,862	$2,024	$892	$5,363	$18,141

	Three Months Ended September 30, 2020					Three Months Ended September 30, 2019
	Guanaceví	Bolañitos	El Compas	El Cubo	Total	Guanaceví	Bolañitos	El Compas	El Cubo	Total
Throughput tonnes	83,816	98,945	23,563	-	206,324	78,517	71,541	21,885	62,253	234,196
Payable silver ounces	804,496	105,849	22,492	-	932,837	533,084	145,329	42,262	217,897	938,572

Cash costs per silver ounce	$9 .64	($40 .89)	$0 .44	-	$3.69	$12.83	$8 .13	($25.37)	$17.67	$11.51
Total production costs per oz	$12.80	($11.88)	$159.08	-	13.53	$18 .50	$13.93	$21.11	$24.61	$19 .33
Direct production costs per tonne	$146 .26	$67.82	$178.92	-	$112.37	$116.20	$81.03	$137.99	$113.44	$106 .76

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	Page 20

Expressed in thousands US dollars	Nine Months Ended September 30 , 2020					Nine Months Ended September 30 , 2019
	Guanaceví	Bolañitos	El Compas	El Cubo	Total	Guanaceví	Bolañitos	El Compas	El Cubo	Total

Direct costs per financial statements	$25,058	$14,376	$7,506	$-	$46,940	$27,702	$16,490	$4,395	$20,420	$69,007
Smelting and refining costs included in net revenue	-	1,013	322	-	1,335	-	1,285	$277	1,596	3,158
Royalties	3,197	128	395	-	3,720	684	118	167	130	1,099
Special mining duty (1)	585	-	-	-	585	-	-	-	265	265
Opening finished goods	(1,509)	(219)	(169)	-	(1,897)	(1,247)	(1,457)	-	(502)	(3,206)
Finished goods NRV adjustment	-	-	1,046	-	1,046	1,910	-	1,183	-	3,093
Closing finished goods	3,318	335	585	-	4,238	2,455	1,604	347	458	4,864
Direct production costs	30,649	15,633	9,685	-	55,967	31,504	18,040	6,369	22,367	78,280
By-product gold sales	(8,460)	(21,643)	(9,342)	-	(39,445)	(5,357)	(14,391)	(6,985)	(12,655)	(39,388)
Opening gold inventory fair market value	437	244	213	-	894	279	1,341	-	604	2,224
Closing gold inventory fair market value	(3,712)	(723)	(1,229)	-	(5,664)	(658)	(1,428)	(508)	(332)	(2,926)
Cash costs net of by-product	18,914	(6,489)	(673)	-	11,752	25,768	3,562	(1,124)	9,984	38,190
Amortization and depletion	5,935	6,168	5,993	-	18,096	10,651	2,396	2,950	5,322	21,319
Share-based compensation	98	86	86	-	270	41	39	39	39	158
Opening finished goods depletion	(252)	(43)	(121)	-	(416)	(597)	(64)	-	(186)	(847)
NRV cost adjustment	-	-	1,121	-	1,121	795	-	2,055	-	2,850
Closing finished goods depletion	855	158	776	-	1,789	699	294	277	103	1,373
Total production costs	$25,550	($120)	$7,182	$-	$32,612	$37,357	$6,227	$4,197	$15,262	$63,043

	Nine Months Ended September 30, 2020					Nine Months Ended September 30, 2019
	Guanaceví	Bolañitos	El Compas	El Cubo	Total	Guanaceví	Bolañitos	El Compas	El Cubo	Total
Throughput tonnes	240,254	223,842	55,675	-	519,771	230,665	234,561	46,917	206,212	718,355
Payable silver ounces	2,073,260	238,767	61,219	-	2,373,246	1,525,424	500,555	68,302	934,102	3,028,383

Cash costs per silver ounce	$9 .12	($27.18)	($10 .99)	-	$4.95	$16 .89	$7.12	($16 .46)	$10.69	$12.61
Total production costs per oz	$12.32	($0.50)	$117.32	-	13.74	$24.49	$12.44	$61.45	$16 .34	$20 .82
Direct production costs per tonne	$127.57	$69.84	$173.96	-	$107.68	$136 .58	$76 .91	$135.75	$108 .47	$108 .97

Expressed in thousands US dollars	Nine Months Ended September 30, 2020					Nine Months Ended September 30, 2019
	Guanaceví	Bolañitos	El Compas	El Cubo	Total	Guanaceví	Bolañitos	El Compas	El Cubo	Total

Closing finished goods	3,318	335	585	-	4,238	2,455	1,604	347	458	4,864
Closing finished goods depletion	855	158	776	-	1,789	699	294	277	103	1,373
Finished goods inventory	$4,173	$493	$1,361	$ -	$6,027	$3,154	$1,898	$624	$561	$6,237

(1) Special mining duty is an EBITDA royalty tax presented as a current income tax in accordance with IFRS.

All-in sustaining costs per ounce and all-in costs per ounce are measures developed by the World Gold Council (and used as a standard of the Silver Institute) in an effort to provide a comparable standard within the precious metal industry; however, there can be no assurance that the Company's reporting of these non-IFRS measures are similar to those reported by other mining companies. These measures are used by the Company to manage and evaluate operating performance at each of the Company's operating mining units and consolidated group, and are widely reported in the silver mining industry as a benchmark for performance, but do not have a standardized meaning and are disclosed in addition to IFRS measures. The following tables provide a detailed reconciliation of these measures to the Company's cost of sales, as reported in the Company's consolidated financial statements.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	Page 21

Expressed in thousands US dollars	Three Months Ended September 30, 2020					Three Months Ended September 30, 2019
	Guanaceví	Bolañitos	El Compas	El Cubo	Total	Guanaceví	Bolañitos	El Compas	El Cubo	Total
Cash costs net of by-product	$7,759	($4,328)	$10	-	$3,441	$6,841	$1,182	($1,072)	$3,851	$10,802
Operations stock based compensation	34	26	27	-	87	14	12	12	12	50
Corporate general and administrative	1,740	968	341	-	3,049	640	396	249	398	1,683
Corporate stock based compensation	327	212	63	-	602	224	134	93	127	578
Reclamation - amortization/ accretion	9	7	3	-	19	13	11	2	26	52
Mine site expensed exploration	267	172	423	-	862	153	155	50	14	372
Lease payments	30	30	29	-	89	-	-	-	-	-
Equipment loan payments	233	525	-	-	758	-	-	-	-	-
Capital expenditures sustaining	3,886	3,501	12	-	7,399	3,307	2,455	813	97	6,672
All In Sustaining Costs	$14,285	$1,113	$908	$-	$16,306	$11,192	$4,345	$147	$4,525	$20,209
Growth exploration					600					1,158
Growth capital expenditures					1,165					(529)
All In Costs					$18,071					$20,838

	Three Months Ended September 30, 2020					Three Months Ended September 30, 2019
	Guanaceví	Bolañitos	El Compas	El Cubo	Total	Guanaceví	Bolañitos	El Compas	El Cubo	Total
Throughput tonnes	83,816	98,945	23,563	-	206,324	78,517	71,541	21,885	62,253	234,196
Payable silver ounces	804,496	105,849	22,492	-	932,837	533,084	145,329	42,262	217,897	938,572
Silver equivalent production (ounces)	994,277	574,414	194,383	NA	1,763,074	658,483	405,158	259,554	402,632	1,725,827

Sustaining cost per ounce	$17.76	$10.51	$40.39	NA	17.48	$20.99	$29 .90	$3.49	$20.77	$21.53
All In costs per ounce					19.37					$22.20

Expressed in thousands US dollars	Nine Months Ended September 30, 2020					Nine Months Ended September 30, 2019
	Guanaceví	Bolañitos	El Compas	El Cubo	Total	Guanaceví	Bolañitos	El Compas	El Cubo	Total
Cash costs net of by-product	$18,914	($6,489)	($673)	-	$11,752	$25,768	$3,562	($1,124)	$9,984	$38,190
Operations stock based compensation	98	86	86	-	270	41	39	39	39	158
Corporate general and administrative	3,989	1,882	797	-	6,668	1,759	1,300	468	1,620	5,147
Corporate stock based compensation	1,206	569	241	-	2,016	686	507	183	632	2,008
Reclamation - amortization/ accretion	29	22	7	-	58	40	33	7	76	156
Mine site expensed exploration	593	508	831	-	1,932	518	580	194	256	1,548
Software payments	87	87	86	-	260	-	-	-	-	-
Equipment loan payments	524	1,389	-	-	1,913	-	-	-	-	-
Capital expenditures sustaining	7,584	8,183	95	-	15,862	8,331	5,179	1,466	139	15,115
All In Sustaining Costs	$33,024	$6,237	$1,470	$-	$40,731	$37,143	$11,200	$1,233	$12,746	$62,322
Growth exploration					3,402					5,091
Growth capital expenditures					3,086					895
All In Costs					$47,219					$68,308

	Nine Months Ended September 30, 2020					Nine Months Ended September 30, 2019
	Guanaceví	Bolañitos	El Compas	El Cubo	Total	Guanaceví	Bolañitos	El Compas	El Cubo	Total
Throughput tonnes	240,254	223,842	55,675	-	519,771	230,665	234,561	46,917	206,212	718,355
Payable silver ounces	2,073,260	238,767	61,219	-	2,373,246	1,525,424	500,555	68,302	934,102	3,028,383
Silver equivalent production (ounces)	2,608,658	1,230,621	521,439	-	4,360,718	1,853,993	1,370,259	493,179	1,708,113	5,425,544

Sustaining cost per ounce	$15.93	$26.12	$24.02	-	$17.16	$24.35	$22.38	$18.05	$13.65	$20.58
All In costs per ounce					$19.90					$22.56

Expressed in thousands US dollars	Three Months Ended September 30		Nine Months Ended September 30
	2020	2019	2020	2019
Capital expenditures sustaining	$7,399	$6,672	$15,862	$15,115
Growth capital expenditures	1,165	(529)	3,086	895
Property, plant and equipment expenditures	$8,564	$6,143	$18,948	$16,010

Expressed in thousands US dollars	Three Months Ended September 30		Nine Months Ended September 30
	2020	2019	2020	2019
Mine site expensed exploration	$862	$372	$1,932	$1,548
Growth exploration	600	1,158	3,402	5,091
Exploration expenditures	$1,462	$1,530	$5,334	$6,639
Exploration depreciation and depletion	104	59	283	179
Exploration share-based compensation	104	136	100	447
Exploration expense	$1,670	$1,725	$5,717	$7,265

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	Page 22

Silver co-product cash costs and gold co-product cash costs are measures used by the Company to manage and evaluate operating performance at each of the Company's operating mining units and consolidated group, but do not have a standardized meaning and are disclosed in addition to IFRS measures. The following tables provide a detailed reconciliation of these measures to the Company's cost of sales, as reported in its consolidated financial statements.

Expressed in thousands US dollars	Three Months Ended September 30, 20 20					Three Months Ended September 30 , 20 19
	Guanaceví	Bolañitos	El Compas	El Cubo	Total	Guanaceví	Bolañitos	El Compas	El Cubo	Total
Direct costs per financial statements	$8,713	$6,234	$3,471	$-	$18,418	$7,184	$4,089	$2,705	$6,604	$20,582
Smelting and refining costs included in net revenue	-	429	133	-	562	-	325	181	441	947
Royalties	1,795	68	166	-	2,029	255	31	127	33	446
Special mining duty (1)	450	-	-	-	450	-	-	-	65	65
Opening finished goods	(2,017)	(356)	(403)	-	(2,776)	(986)	(252)	(872)	(539)	(2,649)
Finished goods NRV adjustment	-	-	264	-	264	216	-	532	-	748
Closing finished goods	3,318	335	585	-	4,238	2,455	1,604	347	458	4,864
Direct production costs	12,259	6,710	4,216	$-	23,185	9,124	5,797	3,020	7,062	25,003

	Three Months Ended September 30, 2020					Three Months Ended September 30 , 2019
	Guanaceví	Bolañitos	El Compas	El Cubo	Total	Guanaceví	Bolañitos	El Compas	El Cubo	Total
Silver production (ounces)	806,917	112,094	23,263	-	942,274	533,923	147,078	43,634	223,912	948,547
Average realized silver price ($)	25.08	25.08	25.08	-	25.08	17.52	17.52	17.52	17.52	17.52
Silver value ($)	20,237,478	2,811,318	583,436	-	23,632,232	9,354,331	2,576,807	764,468	3,922,938	16,618,543

Gold production (ounces)	2,342	5,779	2,139	-	10,260	1,557	3,226	2,699	2,234	9,716
Average realized gold price ($)	1,952	1,952	1,952	-	1,952	1,489	1,489	1,489	1,489	1,489
Gold value ($)	4,571,584	11,280,608	4,175,328	-	20,027,520	2,318,373	4,803,514	4,018,811	3,326,426	14,467,124

Total metal value ($)	24,809,062	14,091,926	4,758,764	-	43,659,752	11,672,704	7,380,321	4,783,279	7,249,364	31,085,667
Pro-rated silver costs (%)	82%	20%	12%	-	54%	80%	35%	16%	54%	53%
Pro-rated gold costs (%)	18%	80%	88%	-	46%	20%	65%	84%	46%	47%

Pro-rated silver costs ($)	10,000	1,339	517	-	12,550	7,312	2,024	483	3,822	13,367
Pro-rated gold costs ($)	2,259	5,371	3,699	-	10,635	1,812	3,773	2,537	3,240	11,636

Silver co-product cash costs	$12.39	$11.94	$22.22	-	$13.32	$13.69	$13.76	$11.06	$17.07	$14.09
Gold co-product cash costs	$965	$929	$1,729	-	$1,037	$1,164	$1,170	$940	$1,451	$1,198

Expressed in thousands US dollars		Nine Months Ended September 30 , 2020					Nine Months Ended September 30, 20 19
	Guanaceví	Bolañitos	El Compas	El Cubo	Total	Guanaceví	Bolañitos	El Compas	El Cubo	Total
Direct costs per financial statements	$25,058	$14,376	$7,506	$-	$46,940	$27,702	$16,490	$4,395	$20,420	$69,007
Smelting and refining costs included in net revenue	-	$1,013	$322	-	$1,335	-	1,285	277	1,596	3,158
Royalties	3,197	128	395	-	3,720	684	118	167	130	1,099
Special mining duty (1)	585	-	-	-	585	-	-	-	265	265
Opening finished goods	(1,509)	(219)	(169)	-	(1,897)	(1,247)	(1,457)	-	(502)	(3,206)
Finished goods NRV adjustment	-	-	1,046	-	1,046	1,910	-	1,183	-	3,093
Closing finished goods	3,318	335	585	-	4,238	2,455	1,604	347	458	4,864
Direct production costs	30,649	15,633	9,685	$-	55,967	31,504	18,040	6,369	22,367	78,280

	Nine Months Ended September 30, 2020					Nine Months Ended September 30, 2019
	Guanaceví	Bolañitos	El Compas	El Cubo	Total	Guanaceví	Bolañitos	El Compas	El Cubo	Total
Silver production (ounces)	2,079,378	253,901	63,199	-	2,396,478	1,529,033	514,979	70,859	964,353	3,079,224
Average realized silver price ($)	19 .40	19.40	19 .40	-	19 .40	15.88	15.88	15.88	15.88	15.88
Silver value ($)	40,339,933	4,925,679	1,226,061	-	46,491,673	24,281,044	8,177,867	1,125,241	15,313,926	48,898,077

Gold production (ounces)	6,616	12,209	5,728	-	24,553	4,062	10,691	5,279	9,297	29,329
Average realized gold price ($)	1,820	1,820	1,820	-	1,820	1,389	1,389	1,389	1,389	1,389
Gold value ($)	12,041,120	22,220,380	10,424,960	-	44,686,460	5,642,118	14,849,799	7,332,531	12,913,533	40,737,981

Total metal value ($)	52,381,053	27,146,059	11,651,021	-	91,178,133	29,923,162	23,027,666	8,457,772	28,227,459	89,636,058
Pro-rated silver costs (%)	77%	18%	11%	-	51%	81%	36%	13%	54%	55%
Pro-rated gold costs (%)	23%	82%	89%	-	49%	19%	64%	87%	46%	45%

Pro-rated silver costs ($)	23,604	2,837	1,019	-	28,538	25,564	6,407	847	12,135	42,703
Pro-rated gold costs ($)	7,045	12,796	8,666	-	27,429	5,940	11,633	5,522	10,232	35,577

Silver co-product cash costs	$11.35	$11.17	$16.13	-	$11.91	$16.72	$12.44	$11.96	$12.58	$13.87
Gold co-product cash costs	$1,065	$1,048	$1,513	-	$1,117	$1,462	$1,088	$1,046	$1,101	$1,213

(1) Special mining duty is an EBITDA royalty tax presented as a current income tax in accordance with IFRS.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	Page 23

QUARTERLY RESULTS AND TRENDS

The following table presents selected financial information for each of the most recent eight quarters:

Table in thousands of U.S. dollars except for share		2020			2019			2018
numbers and per share amounts	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Gross Sales	$36,148	$20,529	$22,372	$34,610	$28,589	$29,382	$29,143	$33,833
Smelting and refining costs included in net revenue	562	328	445	1,145	947	1,089	1,122	1,377
Direct costs	18,418	11,722	16,800	27,653	21,329	26,215	25,285	23,566
Royalties	2,029	834	857	935	446	336	317	357
Mine operating cash flow	15,139	7,645	4,270	4,877	5,867	1,742	2,419	8,533
Share-based compensation	87	92	91	37	50	53	55	-
Amortization and depletion	8,122	3,951	6,023	8,055	7,531	7,794	8,115	6,110
Write down on inventory	639	486	1,042	576	-	-	-	2,026
Mine operating earnings (loss)	$6,291	$3,116	($2,886)	($3,791)	($1,714)	($6,105)	($5,751)	$397
Basic earnings (loss) per share	$0 .00	($0.02)	($0.11)	($0 .13)	($0.05)	($0 .08)	($0 .10)	($0 .03)
Diluted earnings (loss) per share	$0 .00	($0.02)	($0.11)	($0 .13)	($0.05)	($0 .08)	($0 .10)	($0 .03)
Weighted shares outstanding	156,265,280	147,862,393	141,810,208	140,054,885	137,739,857	132,158,891	131,395,790	130,511,679
Net earnings (loss)	$451	($3,289)	($15,926)	($17,897)	($6,768)	($10,123)	($13,278)	($3,661)
Amortization and depletion	8,296	4,213	6,268	8,194	7,194	7,314	7,227	6,217
Finance costs	359	356	310	230	177	103	92	51
Current income tax	595	195	266	1,308	512	184	698	1,533
Deferred income tax	556	(514)	1,864	3,100	(567)	(823)	(350)	(2,591)
NRV cost adjustment	375	246	500	236	478	644	999	668
EBITDA	$10,632	$1,207	($6,718)	($4,829)	$1,026	($2,701)	($4,612)	$2,217

(1) For Q4, 2019 and Q4, 2018 write downs on inventory at period end have been shown as a separate line item in the above reconciliation.  For prior periods, it has been included as components of direct costs and amortization and depletion.

(2) Prior periods presented have been adjusted to present revenue net of concentrate smelting and refining costs previously included in direct cost of sales.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	Page 24

The following table presents selected production information for each of the most recent eight quarters:

Highlights		2020			20 19			20 18
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Processed tonnes	206,324	114,120	199,327	236,531	234,196	237,640	246,519	309,036
Guanaceví	83,816	62,231	94,207	92,323	78,517	75,591	76,557	75,528
Bolañitos	98,945	41,680	83,217	82,147	71,541	76,386	86,634	105,768
El Compas	23,563	10,209	21,903	22,855	21,885	21,242	3,790	-
El Cubo	-	-	-	39,206	62,253	64,421	79,538	127,740
Silver ounces	942,274	596,545	857,659	939,511	948,547	1,059,322	1,071,355	1,386,505
Guanaceví	806,917	527,347	745,114	673,559	533,923	536,966	458,144	484,197
Bolañitos	112,094	55,682	86,125	109,963	147,078	171,891	196,010	235,326
El Compas	23,263	13,516	26,420	33,518	43,634	24,007	3,218	-
El Cubo	-	-	-	122,471	223,912	326,458	413,983	666,982
Silver grade	162	188	155	140	144	157	154	157
Guanaceví	336	304	280	252	232	242	206	222
Bolañitos	42	47	40	51	77	78	86	82
El Compas	48	60	58	65	90	72	61	-
El Cubo	-	-	-	106	128	178	183	181
Silver recovery	87.6	86.3	86.1	88.3	87.6	88.5	87.7	88.8
Guanaceví	89.1	86.7	87.9	90.0	91.2	91.3	90.4	89.8
Bolañitos	83.9	88.4	80.5	81.6	83.0	89.7	81.8	84.4
El Compas	64.0	68.6	64.7	70.2	68.9	48.8	43.3	-
El Cubo	-	-	-	91.7	87.4	88.6	88.5	89.7
Gold ounces	10,260	5,817	8,476	9,578	9,716	9,558	10,055	13,117
Guanaceví	2,342	1,847	2,427	2,025	1,557	1,367	1,138	1,240
Bolañitos	5,779	2,508	3,922	4,088	3,226	3,035	4,430	5,166
El Compas	2,139	1,462	2,127	2,298	2,699	2,238	342	-
El Cubo	-	-	-	1,167	2,234	2,918	4,145	6,711
Gold grade	1.82	1.84	1.57	1.53	1.49	1.51	1.45	1.55
Guanaceví	0.95	1.05	0.87	0.75	0.67	0.62	0.52	0.58
Bolañitos	2.04	2.10	1.71	1.81	1.62	1.49	1.82	1.77
El Compas	3.98	5.55	4.02	4.33	4.56	4.35	3.66	-
El Cubo	-	-	-	1.16	1.29	1.63	1.84	1.93
Gold recovery	85.0	86.3	84.4	82.2	86.7	83.0	87.4	85.4
Guanaceví	91.5	87.9	92.1	91.0	92.1	90.7	88.9	88.0
Bolañitos	89.1	89.1	85.7	85.5	86.6	82.9	87.4	85.8
El Compas	70.9	80.3	75.1	72.2	84.1	75.3	76.8	-
El Cubo	-	-	-	79.8	86.5	86.4	88.1	84.7
Cash costs per oz	$3.69	$2.78	$7.85	$13.63	$11.51	$13.67	$12.55	$9.22
Guanaceví	$9.64	$8.48	$9.01	$13.54	$12.83	$17.37	$21.06	$19.38
Bolañitos	($40.89)	($30.20)	($7.32)	$4.82	$8.13	$11.56	$2.43	$2.59
El Compas	$0.44	($96.83)	$22.10	$10.90	($25.37)	($1.52)	($5.59)	-
El Cubo	-	-	-	$22.67	$17.67	$9.63	$7.72	$3.97
AISC per oz	$17.48	$14.91	$18.38	$23.20	$21.53	$20.90	$19.37	$14.20
Guanaceví	$17.76	$15.00	$14.61	$19.48	$20.99	$24.94	$27.56	$27.49
Bolañitos	$10.51	$29.79	$44.17	$38.38	$29.90	$22.64	$16.36	$5.12
El Compas	$40.39	($48.25)	$45.98	$47.68	$3.46	$43.62	$18.55	-
El Cubo	-	-	-	$24.41	$20.77	$11.47	$11.43	$7.48
Costs per tonne	$112.37	$109.74	$101.63	$113.47	$106.76	$114.40	$105.84	$93.52
Guanaceví	$146.26	$126.13	$111.89	$131.56	$116.20	$148.84	$145.37	$144.57
Bolañitos	$67.82	$77.02	$68.65	$80.66	$81.03	$79.90	$70.87	$66.43
El Compas	$178.92	$143.50	$182.81	$160.01	$137.99	$138.03	$110.03	-
El Cubo	-	-	-	$112.48	$113.44	$107.09	$105.69	$85.77

(1) Total Production Cost per ounce

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	Page 25

Key Economic Trends

Precious Metal Price Trends

The prices of silver and gold are the largest single factor in determining profitability and cash flow from operations. The financial performance of the Company has been, and is expected to continue to be, closely linked to the prices of silver and gold.

During the nine months ended September 30, 2020, the average price of silver was $19.25 per ounce, with silver trading between $12.01 and $28.89 per ounce based on the London Fix silver price. This compares to an average of $15.83 per ounce for the nine months ended September 30, 2019, with a low of $14.37 and a high of $19.31 per ounce. For the nine months ended September 30, 2020, the Company realized an average price of $19.40 per silver ounce compared with $15.88 for the nine months ended September 30, 2019.

During the nine months ended September 30, 2020, the average price of gold was $1,736 per ounce, with gold trading between $1,474 and $2,067 per ounce based on the London Fix PM gold price. This compares to an average of $1,363 per ounce during the nine months ended September 30, 2019, with a low of $1,270 and a high of $1,546 per ounce. During the nine months ended September 30, 2020, the Company realized an average price of $1,820 per ounce compared with $1,389 for the nine months ended September 30, 2019.

During 2019, the average price of silver was $16.20 per ounce, with silver trading between $14.37 and $19.31 per ounce based on the London Fix silver price. This compares to an average of $15.71 per ounce for the year ended December 31, 2018, with a low of $13.97 and a high of $17.52 per ounce.

During 2019, the average price of gold was $1,393 per ounce, with gold trading between $1,270 and $1,546 per ounce based on the London Fix PM gold price. This compares to an average of $1,269 per ounce for the year ended December 31, 2018, with a low of $1,178 and a high of $1,355 per ounce.

Robust economic growth in early 2018 resulted in weaker investment in the precious metals sector.  Uncertainty surrounding tariff and trade discussions, the results of the US mid-term elections, signals of US economic slowdown and rising geopolitical risk renewed interest in precious metals in 2019. The impact of measures to combat the spread of COVID-19 on global economy resulted in significant volatility in the financial markets, including the gold and silver market in March 2020. Gold prices increased on an anticipated global economic recession and government financial stimulus announced to aid the economic recovery. Silver prices fell on expectations of a global recession with the expectation of reduced industrial demand. Silver prices improved as investment increased due to the monetary aspects of silver toward the end of the quarter.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	Page 26

Currency Fluctuations

The Company's operations are located in Mexico and therefore a significant portion of operating costs and capital expenditures are denominated in Mexican pesos. The Company's corporate activities are based in Vancouver, Canada with the significant portion of these expenditures being denominated in Canadian dollars. Generally, as the U.S. dollar strengthens, these currencies weaken, and as the U.S. dollar weakens, these currencies strengthen.

During the nine months ended September 30, 2020, the Mexican peso was flat until a significant decrease in oil prices followed by the COVID-19 crisis in March when the Mexican Peso significantly depreciated against the U.S. dollar, as funds flowed to safe haven markets and assets.  During the nine month period, the average foreign exchange rate was $21.79 Mexican pesos per U.S. dollar, with the peso trading within a range of $18.53 to $25.00. This compares to a relatively flat 2019, with an average of $19.24 during the corresponding nine-month period of 2019, with a range of $18.83 to $20.14 Mexican pesos per U.S. dollar.

During the year ended December 31, 2019, the Mexican peso remained relatively stable relative to the U.S. dollar, although volatility occurred throughout the year. During 2019, the average foreign exchange rate was $19.24 Mexican pesos per U.S. dollar, with the peso trading within a range of $18.73 to $20.14. This compares to an average of $19.22 during 2018, with a range of $18.00 to $20.77 Mexican pesos per U.S. dollar.

During the nine months ended September 30, 2020, the Canadian dollar was flat until a significant decrease in oil prices and then the COVID-19 crisis in March when the Canadian dollar significantly depreciated against the U.S. dollar as funds invested in safe haven markets and assets.  During the period, the average foreign exchange rate was $1.354 Canadian dollars per U.S. dollar, with the Canadian dollar trading within a range of $1.297 to $1.453. This compares to an average of $1.320 during the corresponding nine-month period of 2019, with a range of $1.302 to $1.364 Canadian dollars per U.S. dollar over the same period in 2019.

During the year ended December 31, 2019, the Canadian dollar traded in relatively tight trading range against the U.S. dollar. During 2019, the average foreign exchange rate was $1.327 Canadian dollar per U.S. dollar, with the Canadian dollar trading within a range of $1.302 and $1.364. This compares to an average of $1.296 for 2018, within a range of $1.230 and $1.330 Canadian dollar per U.S. dollar.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	Page 27

Consolidated Cost Per Tonne Trends

The Company's profitability is subject to industry wide cost pressures on development and operating costs with respect to labour, energy, consumables and capital expenditures. Underground mining is labour intensive and approximately 33% of the Company's production costs are directly tied to labour. In order to mitigate the impact of higher labour and consumable costs, the Company focuses on continuous improvement by promoting more efficient use of materials and supplies and by pursuing more advantageous pricing while increasing performance and without compromising operational integrity.

OUTLOOK

As of March 31, 2020, the Mexican government declared a national health emergency due to the COVID-19 pandemic. Numerous health precautions have been decreed, including the suspension of non-essential businesses, with only essential services to remain open. Initially mining did not qualify as an essential service so for the protection of the Company's staff, employees, contractors and communities, the Company suspended its three mining operations in Mexico as of April 1, 2020 as mandated by the Mexican government. The Company retained essential personnel at each mine site during the suspension period to maintain safety protocols, environmental monitoring, security measures and equipment maintenance. Essential personnel followed the Company's strict COVID-19 safety protocols and non-essential employees were sent home to self-isolate and stay healthy, while continuing to receive their base pay. In May 2020, the Mexican government declared mining as an essential business and operations resumed.

The Company has implemented plans to minimize the risks of the COVID-19 virus, both to employees and to the business.  At each site, Endeavour is following government health protocols and is closely monitoring the pandemic with local health authorities.  The Company has posted health advisories to educate employees about the COVID-19 symptoms, best practices to avoid contracting and spreading the virus, and procedures to follow if symptoms are experienced.

As the COVID-19 global pandemic is dynamic and, given that the ultimate duration and severity of the pandemic remains uncertain, the impact on the Company's 2020 production and costs remain uncertain.

The current silver and gold prices significantly exceed the $17.00 per silver oz and $1,450 per gold oz prices used for the 2020 mine plans and the Mexican peso exchange rate has depreciated significantly.

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For the first quarter of 2020, silver equivalent production was in line with guidance prior to its withdrawal by the Company. The Mexican government declared mining as an essential business, however in Mexico positive COVID-19 cases continue at a significant rate and to date the infection rate has yet to flatten. A local outbreak, an impediment to supply or market logistics or change in government health orders remains a significant risk. The mines are operating under strict safety protocols with the expectations of operating near throughput capacity. The Company has provided near term activities under Development Activities and Exploration Results.

Management is currently preparing 2021 mine plans, capital budgets, operating budgets and growth initiatives and expects to provide 2021 annual outlook in January 2021.

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents increased from $23.4 million at December 31, 2019 to $44.9 million at September 30, 2020.  The Company had working capital of $53.8 million at September 30, 2020 (December 31, 2019 - $38.4 million).  The $15.4 million increase in working capital is primarily due to equity raise of $25.2 million, $5.6 million from proceed of exercised options and cash flow generated by the operations offset by $18.9 million investment in mineral property, plant and equipment and $2.2 million loan repayments.

Operating activities generated $12.3 million during the nine months ended September 30, 2020 compared to using $14.2 million of cash during the same period of 2019.  The significant non-cash adjustments to the net loss of $18.8 million were amortization and depletion of $18.8 million, share-based compensation of $2.4 million, a deferred income tax expense of $1.9 million, finance costs of $1.0 million, a write down of inventory to net realizable value of $2.2 million and a change in non-cash working capital of $5.1 million.  The change in non-cash working capital was primarily due to a collection of tax refunds, an increase in inventory partially offset by an increase in accounts payable. The Company stockpiled a significant amount of ore and held finished goods inventory near period end as precious metal prices fell. The fair market value of the finished goods inventory as of September 30, 2020 was $15.7 million compared to the $6.0 million carrying value.

The Company's Mexican subsidiaries pay IVA, Impuesto al Valor Agregado ("IVA"), on the purchase and sale of goods and services. The net amount paid is recoverable but is subject to review and assessment by the tax authorities. The Company regularly files the required IVA returns and all supporting documentation with the tax authorities, however, the Company has been advised that certain IVA amounts receivable from the tax authorities are being withheld pending completion of the authorities' audit of certain of the Company's third-party suppliers. Under Mexican law the Company has legal rights to those IVA refunds and the results of the third-party audits should have no impact on refunds. A smaller portion of IVA refund requests are from time to time improperly denied based on the alleged lack of compliance of certain formal requirements and information returns by the Company's third-party suppliers. The Company takes necessary legal action on the delayed refunds as well as any improperly denied refunds.

The Company is in regular contact with the tax authorities in respect of its IVA filings and believes that the full amount of its IVA receivables will ultimately be received; however, the timing of recovery of these amounts and the nature and extent of any adjustments to the Company's IVA receivables remains uncertain

Investing activities during the nine months ended September 30, 2020 used $18.8 million compared to $15.4 million in the same period in 2019. The investments in 2020 were primarily for sustaining capital at existing mines, while for the comparable period in 2019 capital expenditures pertained to sustaining capital at the existing operations and the construction of the El Compas operation.  The Company has accelerated mine development at both Guanaceví and Bolañitos beginning in 2019 and extending into 2020 to provide sufficient access to ore in new ore bodies.

Capital additions totaled $23.0 million in property, plant and equipment for the nine months ended September 30, 2020, including financed mobile equipment, as follows:

At Guanaceví, the Company invested $9.5 million, with $5.8 million spent on 4.5 kilometres of mine development and acquired $3.0 million of mobile equipment, of which $1.9 million was financed to accelerate mine development.  The Company continued to invest on upgrades for the plant and surrounding infrastructure. $0.3 million was spent on crusher and tailings facility. $0.3 million was spent on office and building infrastructure and $0.1 million on new light vehicles.

At Bolañitos, the Company invested $10.3 million, with $6.1 million spent on 5.7 kilometres of mine development and acquired $3.9 million of mobile equipment, of which $2.1 million was financed to accelerate mine development, $0.1 million on plant, $0.1 million was on light vehicles and $0.1 million office and IT equipment.

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Exploration incurred $1.1 million in holding costs and acquisition of concessions, the Terronera development project acquired a ball mill for $2.0 million, El Compas incurred $0.1 million in various equipment, while the Bolañitos and El Cubo operation sold equipment resulting in a $0.1 million loss in the period.

Financing activities for the nine months ended September 30, 2020 increased cash by $27.8 million, compared to increasing cash by $18.2 million during the same period in 2019.  During 2020, the Company received gross proceeds through an at-the-market financing of $26.4 million, paid $1.1 million in share issue costs, received $5.6 million on the exercise of employee options and paid $3.0 million in interest and principal repayments on loans and leases.  By comparison, during the same period in 2019, the Company raised gross proceeds of $19.4 million, received $0.3 million on the exercise of employee options, paid $0.6 million in share issue costs and paid $1.0 million in interest and principal repayments on loans and lease.

In April 2018, the Company filed a short form base shelf prospectus (the "Base Shelf") to qualify for the distribution of up to CAD$150 million of common shares, warrants or units of the Company comprising any combination of common shares and warrants ("Securities").  The distribution of Securities could be effected from time to time in one or more transactions at a fixed price or prices, which may vary with market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers and as set forth in an accompanying prospectus supplement, including transactions that are deemed to be at the market distributions.  The Base Shelf also provided the Company with the ability to conduct an "At-The-Market" offering through an "At-The-Market" facility ("2018 ATM") equity distribution agreement.

On June 13, 2018, the Company entered into an ATM equity facility with BMO Capital Markets (the lead agent), CIBC Capital Markets, H.C. Wainwright & Co., HSBC and TD Securities (together, the "Agents").  Under the terms of this ATM facility, the Company could, from time to time, sell common stock having an aggregate offering value of up to $35.7 million on the New York Stock Exchange.  The Company determined, at its sole discretion, the timing and number of shares to be sold under the ATM facility.  From January 1st to April 21st 2020, the Company issued 2,164,119 common shares under the ATM facility at an average price of $1.56 per share for gross proceeds of $3.4 million, less commissions of $76 thousand. The ATM program was completed in April 2020.

In April 2020, the Company filed a short form base shelf prospectus to qualify the distribution of up to CAD$150 million of various securities of the Company, including common shares.  The distribution of such securities of the Company may be effected from time to time in one or more transactions at a fixed price or prices, which may vary with market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers and as set forth in an accompanying prospectus supplement, including transactions that are deemed to be at the market distributions.  The Base Shelf also provides the Company with the ability to conduct an "At-The-Market" offering through an "At-The-Market" facility ("2020 ATM") equity distribution agreement.

On May 14, 2020, the Company entered into an ATM equity facility (the "May 2020 ATM Facility") with a syndicate of agents.  Under the terms of the 2020 ATM Facility, the Company could, from time to time, sell common shares having an aggregate offering value of up to $23 million on the New York Stock Exchange.  The Company determined, at its sole discretion, the timing and number of shares to be sold under the May 2020 ATM Facility.

From May 14, 2020 to August 17, 2020, the Company issued 11,640,411 common shares under the 2020 ATM Facility at an average price of $1.97 per share for gross proceeds of $23.0 million less commission of $0.6 million and deferred financing costs of $0.3 million which has been presented net of share capital. The ATM program was completed in August 2020.

In total, during the nine months ended September 30, 2020, the Company issued 13,804,530 common shares under the combined ATM facilities at an average price of $1.91 per share for gross proceeds of $26.4 million, less commission and financing fees of $1.2 million which has been presented net of share capital.

The principal business objective that the Company expected to accomplish using the net proceeds from the 2018 and 2020 ATM Facilities is to advance the exploration and development of the Terronera Project. Any further net proceeds from the facilities are added to the Company's working capital.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	Page 30

For the completed 2018 ATM Facility, the net proceeds were used as follows:

Use of proceeds
Net proceeds received	$34,405
Advancement of Terronera Project	(10,380)
Allocated to working capital	$24,025

For the completed 2018 ATM Facility, $1.3 million have been used to advance the Terronera project with the remaining net proceeds of the 2020 ATM Facility received remain held as cash as of September 30, 2020.

Use of proceeds	30-Sep-20
Net proceeds received	$22,399
Advancement of Terronera Project	(1,326)
Remaining proceeds	$21,073

As at September 30, 2020, the Company's issued share capital was $515.8 million, representing 157,412,308 common shares, and the Company had options outstanding to purchase 6,514,700 common shares with a weighted average exercise price of CAD$3.29.

On October 1, 2020, the Company entered into an ATM equity facility (the "October 2020 ATM Facility") with a syndicate of agents.  Under the terms of the October 2020 ATM Facility, the Company may, from time to time, sell common shares having an aggregate offering value of up to $60 million on the New York Stock Exchange.  The Company determines, at its sole discretion, the timing and number of shares to be sold under the October 2020 ATM Facility during the 20 month sales agreement term.

Contingencies

Minera Santa Cruz y Garibaldi SA de CV ("MSCG"), a subsidiary of the Company, received a MXN 238 million assessment on October 12, 2010 by Mexican fiscal authorities for failure to provide the appropriate support for certain expense deductions taken in MSCG's 2006 tax return, failure to provide appropriate support for loans made to MSCG from affiliated companies, and deemed an unrecorded distribution of dividends to shareholders, among other individually immaterial items. MSCG immediately initiated a Nullity action and filed an administrative attachment to dispute the assessment.

In June 2015, the Superior Court ruled in favour of MSCG on a number of the matters under appeal; however, the Superior Court ruled against MSCG for failure to provide appropriate support for certain deductions taken in MSCG's 2006 tax return. In June 2016, the Company received a MXN 122.9 million ($5.3 million) tax assessment based on the June 2015 ruling.  The 2016 tax assessment comprised of MXN 41.8 million in taxes owed ($1.8 million), MXN 17.7 million ($0.8 million) in inflationary charges, MXN 40.4 million ($1.8 million) in interest and MXN 23.0 million ($1.0 million) in penalties.  The 2016 tax assessment was issued for failure to provide the appropriate support for certain expense deductions taken in MSCG's 2006 tax return, failure to provide appropriate support for loans made to MSCG from affiliated companies. If MSCG agrees to pay the tax assessment, or a lesser settled amount, it is eligible to apply for forgiveness of 100% of the penalties and 50% of the interest.

The Company filed an appeal against the June 2016 tax assessment on the basis that certain items rejected by the courts were included in the new tax assessment and a number of deficiencies exist within the assessment. Since issuance of the assessment interest charges of MXN 7.6 million ($0.2 million) and inflationary charges of MXN 11.5 million ($0.5 million) has accumulated.

Included in the Company's consolidated financial statements, are net assets of $595,000, including $42,000 in cash, held by MSCG. Following the Tax Court's rulings, MSCG has been in discussions with the tax authorities with regards to the shortfall of assets within MSCG to settle its estimated tax liability. An alternative settlement option would be to transfer the shares and assets of MSCG to the tax authorities. The Company recognized an allowance for transferring the shares and assets of MSCG amounting to $595,000 in a prior year.  The Company is currently assessing MSCG's settlement options based on ongoing court proceedings and discussion with the tax authorities.

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Compania Minera Del Cubo SA de CV ("Cubo"), a subsidiary of the Company, received an MXN 58.5 million (US $2.5 million) assessment in 2019 by Mexican fiscal authorities for failure to provide the appropriate support for depreciation deductions taken in the Cubo 2016 tax return and denied deductions of certain suppliers.  The tax assessment consists of MXN 24.1 million ($1.0 million) for taxes, MXN 21.0 million ($0.9 million) for penalties, 10.4 million ($0.4 million) for interest and MXN 3.0 million ($0.1 million) for inflation.  As of December 31, 2019, the Cubo entity had MXN 1.6 billion (US $71.8 million) in loss carry forwards which would be applied against any generated income. The Mexican tax authorities did not consider these losses in the assessment.

Due to the denial of certain suppliers for income tax purposes, the invoices are deemed ineligible for refunds of IVA paid on the invoices. The assessment includes MXN 14.7 million ($0.6 million) for re-payment of IVA (value added taxes) refunded on these supplier payments.  In the Company's judgement the suppliers and invoices meet the necessary requirements to be deductible for income tax purposes and the recovery of IVA.

The Company has filed an administrative appeal related to the 2016 Cubo Tax assessment. Cubo has provided a lien on certain El Cubo mining concessions during the appeal process. Since issuance of the assessment interest charges of MXN 4.9 million ($0.2 million) and inflationary charges of MXN 0.9 million ($0.1 million) has accumulated.

The Company is required to use judgement to determine certain tax treatments in calculating income tax expense and IVA recoverable. A number of these judgements are subject to various uncertainties. From time to time, Mexican authorities may improperly apply, re-interpret legislation or disregard precedents and it is possible that of these uncertainties may be resolved unfavorably for the Company.

Capital Requirements

As of September 30, 2020, the Company held $44.9 million in cash and $53.8 million in working capital, however the duration and severity of the global COVID-19 pandemic could have a material impact on the Company's liquidity.  The Mexican government declared mining as an essential business, however in Mexico positive COVID-19 cases continue at a significant rate and to date, the infection rate has not declined. A local outbreak, an impediment to supply or market logistics or change in government health orders remains a significant risk. The mines are operating under strict safety protocols with the expectations of operating near throughput capacity.

The Company may be required to raise additional funds through future debt or equity financings in order to carry out its business plans.  The Company will continue to monitor capital markets, economic conditions, the COVID-19 global pandemic and assess its short term and long term capital needs.

Contractual Obligations

The Company had the following undiscounted contractual obligations at September 30, 2020:

Payments due by period (in thousands of dollars)
Contractual Obligations	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Capital asset purchases	$920	$920	$-	$-	$-
Loans payable	12,040	4,477	6,568	995	-
Lease liabilities	1,382	245	354	318	465
Other contracts	836	122	209	209	296
Other Long-Term Liabilities	9,112	-	6,400	2,403	309
Total	$24,290	$5,764	$13,531	$3,925	$1,070

Transactions with Related Parties

The Company shares common administrative services and office space with Aztec Metals Corp., which is considered a related party company by virtue of Bradford Cooke being a common director.  From time to time, Endeavour incurs third-party costs on behalf of related parties, which are charged on a full cost recovery basis. The charges for these costs totaled $1,000 and $3,000 for the three and nine months ended September 30, 2020 respectively (September 30, 2019 - $2,000 and $6,000 respectively).  The Company had a $1,000 net receivable related to administration costs outstanding as at September 30, 2020 (December 31, 2019 - $1,000).

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The Company was charged $64,000 and $206,000 for legal services for the three and nine months ended September 30, 2020 respectively by a firm in which the Company's corporate secretary is a partner (September 30, 2019 - $33,000 and $147,000 respectively).  The Company has $32,000 payable to the legal firm as at September 30, 2020 (December 31, 2019 - $33,000).

Financial Instruments and fair value measurements

As at September 30, 2020, the carrying and fair values of Endeavour's financial instruments by category were as follows:

Expressed in thousands US dollars	Fair value through profit or loss	Amortized cost	Carrying value	Estimated Fair value
Financial assets:
Cash and cash equivalents	$-	$44,917	$44,917	$44,917
Other investments	259	-	259	259
Trade receivables	7,725	121	7,846	7,846
Other receivables	-	236	236	236
Total financial assets	$7,984	$45,274	$53,258	$53,258

Financial liabilities:
Accounts payable and accrued liabiities	$4,425	$18,623	$23,048	$23,048
Loans payable	-	10,707	10,707	10,707
Total financial liabilities	$4,425	$29,330	$33,755	$33,755

Fair value measurements

Fair value hierarchy:

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value.  Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.  Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means.  Level 3 inputs are unobservable (supported by no or little market activity).  The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

Assets and liabilities measured at fair value on a recurring basis include:

As at September 30, 2020
Expressed in thousands US dollars	Total	Level 1	Level 2	Level 3
Assets:
Other investments	$259	$259	$-	$-
Trade receivables	7,725	-	7,725	-
Total financial assets	$7,984	$259	$7,725	$-

Liabilities:
Deferred share units	$4,425	$4,425	$-	$-
Total financial liabilities	$4,425	$4,425	$-	$-

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Other investments

The Company holds marketable securities classified as Level 1 in the fair value hierarchy.  The fair values of these other investments are determined based on a market approach reflecting the closing price of each particular security at the reporting date. The closing price is a quoted market price obtained from the stock exchange that is the principal active market for the particular security, being the market with the greatest volume and level of activity for the assets.  Changes in fair value on available for sale marketable securities are recognized in income or loss.

Trade receivables

The trade receivables consist of receivables from provisional silver and gold sales from the Bolañitos, El Cubo and El Compas mines.  The fair value of receivables arising from concentrate sales contracts that contain provisional pricing mechanisms is determined using the appropriate quoted closing price on the measurement date from the exchange that is the principal active market for the particular metal.  As such, these receivables, which meet the definition of an embedded derivative, are classified within Level 2 of the fair value hierarchy.

Deferred share units

The Company has a Deferred Share Unit ("DSU") plan whereby deferred share units may be granted to independent directors of the Company in lieu of compensation in cash or stock options. The DSUs vest immediately and are redeemable for cash based on the market value of the units at the time of a director's retirement. The DSUs are classified as Level 1 in the fair value hierarchy.  The liability is determined based on a market approach reflecting the closing price of the Company's common shares at the reporting date. Changes in fair value are recognized in general and administrative salaries, wages and benefits.

Share appreciation rights

As part of the Company's bonus program, the Company grants share appreciation rights ("SARs") to its employees in Mexico and Chile.  The SARs are subject to vesting conditions and, when exercised, constitute a cash bonus based on the value of the appreciation of the Company's common shares between the SARS grant date and the exercise date.

The SARs are classified as Level 2 in the fair value hierarchy.  The liability is valued using a Black-Scholes option pricing model. Changes in fair value are recognized in salaries, wages and benefits.

Financial Instrument Risk Exposure and Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks.  The Board approves and monitors the risk management process.  The types of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk

The Company is exposed to credit risk on its bank accounts, investments and accounts receivable.  Credit risk exposure on bank accounts and short-term investments is limited through maintaining the Company's balances with high-credit quality financial institutions, maintaining investment policies, assessing institutional exposure and continual discussion with external advisors. Value added tax receivables are generated on the purchase of supplies and services to produce silver, which are refundable from the Mexican government.  Trade receivables are generated on the sale of concentrate inventory to reputable metal traders.

Liquidity Risk

The Company ensures that there is sufficient capital in order to meet short-term business requirements.  The Company's policy is to invest cash at floating rates of interest, while cash reserves are to be maintained in cash equivalents in order to maintain liquidity after taking into account the Company's holdings of cash equivalents, money market investments, marketable securities and receivables. The Company believes that these sources, operating cash flow and its policies will be sufficient to cover expected short-term cash requirements and commitments.

The Company's Mexican subsidiaries pay value added tax, IVA, on the purchase and sale of goods and services. The net amount paid is recoverable but is subject to review and assessment by the tax authorities. The Company regularly files the required IVA returns and all supporting documentation with the tax authorities, however, the Company has been advised that certain IVA amounts receivable from the tax authorities are being withheld pending completion of the authorities' audit of certain of the Company's third-party suppliers. Under Mexican law the Company has legal rights to those IVA refunds and the results of the third-party audits should have no impact on refunds. A smaller portion of IVA refund requests are from time to time improperly denied based on the alleged lack of compliance of certain formal requirements and information returns by the Company's third-party suppliers. The Company takes necessary legal action on the delayed refunds as well as any improperly denied refunds.

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The Company is in regular contact with the tax authorities in respect of its IVA filings and believes that the full amount of its IVA receivables will ultimately be received; however, the timing of recovery of these amounts and the nature and extent of any adjustments to the Company's IVA receivables remains uncertain.

Market Risk

The significant market risk exposures to which the Company is exposed are foreign currency risk, interest rate risk, and commodity price risk.

Foreign Currency Risk - The Company's operations in Mexico and Canada make it subject to foreign currency fluctuations.  Certain of the Company's operating expenses are incurred in Mexican pesos and Canadian dollars; therefore, the fluctuation of the U.S. dollar in relation to these currencies will consequently have an impact upon the profitability of the Company and may also affect the value of the Company's assets and the amount of shareholders' equity.  The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks.

Interest Rate Risk - In respect of financial assets, the Company's policy is to invest cash at floating rates of interest and cash reserves are to be maintained in cash equivalents in order to maintain liquidity.  Fluctuations in interest rates impact the value of cash equivalents.

Commodity Price Risk - Gold and silver prices have historically fluctuated significantly and are affected by numerous factors outside of the Company's control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities and certain other factors.  The Company has not engaged in any hedging activities, other than short-term metal derivative transactions less than 90 days, to reduce its exposure to commodity price risk.  At September 30, 2020, there are 45,579 oz of silver and 2,852 oz of gold, which do not have a final settlement price and the estimated revenues have been recognized at current market prices.  As at September 30, 2020, with other variables unchanged, a 10% decrease in the market value of silver and gold would result in a reduction of revenue of $0.6 million.

Outstanding Share Data

As of November 4, 2020, the Company had the following securities issued and outstanding:

  157,472,108 common shares
  6,454,900 common shares issuable under stock options with a weighted average exercise price of CAD$3.29 per share expiring between May 26, 2021 and September 15, 2025.

The Company considers the items included in the consolidated statement of shareholders' equity as capital. The Company's objective when managing capital is to safeguard its ability to continue as a going concern so that it can continue to provide returns for shareholders and benefits for other stakeholders. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  In order to maintain or adjust the capital structure, the Company may issue new shares through private placements, prospectus offerings, convertible debentures, asset acquisitions or return capital to shareholders.  The Company is not subject to externally imposed capital requirements.

CHANGES IN ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES

The accounting policies applied in the Company's condensed consolidated interim financial statements for the nine months ended September 30, 2020 are the same as those applied in the Company's annual audited consolidated financial statements as at and for the year ended December 31, 2019 except that the Company has changed its presentation of concentrate treatment and refining costs of sales to presenting as a reduction in revenue.  The prior period amounts have also been reclassified.

The following amendment to accounting standards has been issued but not yet adopted in the financial statements:

On May 14, 2020, the IASB published a narrow scope amendment to IAS 16 Property, Plant and Equipment - Proceeds before Intended Use.  The amendment prohibits deducting from the cost of property, plant and equipment amounts received from selling items produced while preparing the asset for its intended use.  Instead, amounts received will be recognized as sales proceeds and the related costs in profit or loss.  The effective date is for annual periods beginning on or after January 1, 2022.  The Company is assessing the effect of the narrow scope amendment on its consolidated financial statements.

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CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements requires the Company to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Significant areas requiring the use of management judgment relate to the determination of mineralized reserves, plant and equipment lives, estimating the fair values of financial instruments and derivatives, impairment of non-current assets, reclamation and rehabilitation provisions, recognition of deferred tax assets, and assumptions used in determining the fair value of share-based compensation.

See "Critical Accounting Estimates" in the Company's annual MD&A for the year ended December 31, 2019 for a detailed discussion of the areas in which critical accounting estimates are made.

CONTROLS AND PROCEDURES

Changes in Internal Control over Financial Reporting

Management, including the CEO and CFO, have evaluated the Company's internal controls over financial reporting to determine whether any changes occurred during the period that have materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting.

During the three and nine months ended September 30, 2020 there have been no significant changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

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